
15007969

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 03 2015
WASH, D.C.
189
SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): X .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1 Interim Report for the six months ended June 30, 2015.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company's plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company's plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company's competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company's position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company's future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, mobile broadband services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;
- effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;
- effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and
- changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government's policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: September 2, 2015



By: ______________________
Name: Chu Ka Yee
Title: Company Secretary



China unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED

Incorporated in Hong Kong with limited liability

Stock Code: 0762



SEC MAIL
PROCESSING
SEP 0 3 2015
WASH, D.C.
189
SECTION

Interim Report 2015

CONTENTS



www.chinaunicom.com.hk

CHINA UNICOM (HONG KONG) LIMITED

75th Floor, The Center, 99 Queen's Road Central, Hong Kong

Tel (852) 2126 2018 Fax (852) 2126 2016






China
unicom中国联通

CHANG XIAOBING
Chairman & CEO

DEAR SHAREHOLDERS,

First of all, on behalf of the Board of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In the first half of 2015, the Company proactively followed a series of key strategic deployments initiated by the government such as "Internet+", raising network speed and lowering data tariffs, enhanced network capabilities, promoted subscriber migration and consumption upgrade, explored innovative businesses, and further implemented unified operation. As a result, the Company achieved continuous improvement in its development structure and profitability, and further enhanced its differentiated competitive advantages and overall strength.

OVERALL RESULTS

In the first half of 2015, the Company proactively adapted to the new changes in industry policies and market environment and accelerated the transformation of development model. Although the Company's service revenue in the first half of 2015 decreased by 5.3% over the same period last year to RMB120.27 billion, its development quality and business structure showed the continuous improvement, with continuously rising contribution from mobile broadband and high-speed fixed-line broadband businesses driving non-voice's share of service revenue up by 8.8 percentage points over the same period last year to 68.3%. The Company's financial status remained solid. In the first half of 2015, the Company's EBITDA reached RMB50.46 billion, up by 5.8% year-on-year; EBITDA as a percentage of service revenue reached 42.0%, up by 4.4 percentage points year-on-year; net profit increased by 4.5% year-on-year to RMB6.99 billion; and free cash flow reached RMB8.45 billion.



DEVELOPMENT THROUGH TRANSFORMATION

Accelerating subscriber migration. In the first half of 2015, the Company sped up the transformation of its sales and marketing model which shifted the focus from quantity to quality, and accelerated the adjustment and optimisation of its subscriber structures by focusing on 4G and fiber optic fixed-line broadband businesses. The Company accelerated the integrated operation of its mobile business, fully opened its 4G network to all the users, promoted 4G smartphones, sped up the user migration from 2G/3G to 4G, and improved its product portfolio to address both existing customers and new subscribers. As a result, the Company's mobile user structure and revenue mix were further optimised. In the first half of 2015, the number of its mobile broadband subscribers increased by 8.68 million to 157.79 million, accounting for 54.5% of its total mobile subscribers, up by 6.8 percentage points over the same period last year. The Company's mobile service revenue reached RMB73.46 billion, of which 71.8% came from mobile broadband business, up by 4.9 percentage points year-on-year. Meanwhile, leveraging on the construction of all fiber optic network, the Company sped up the development of fiber optic broadband subscriber base and improved the related customer service system to ensure the rapid growth of its fixed-line broadband business. In the first half of 2015, the Company's fixed-line broadband service revenue increased by 8.5% year-on-year to RMB27.0 billion; fixed-line broadband subscribers increased by 4.7% year-on-year to 70.59 million. Driven by the growing fixed-line broadband business, the Company's fixed-line service revenue increased by 2.2% year-on-year to RMB46.19 billion, of which 58.4% was from its fixed-line broadband business, resulting in a further optimised fixed-line business structure. The Company also utilised its resources and launched an innovative service package – "Smart Wo Family" – to cater to the needs of family users, which provides total communication and information solutions across all networks, all terminals and all businesses. In the first half of 2015, the Company developed 2.13 million "Smart Wo Family" users.

Accelerating consumption upgrade. The Company firmly grasped the opportunities brought by the rapidly growing data demand, and accelerated the consumption upgrade from voice service to data service. The Company promoted data volume operation and application innovation, and proactively explored opportunities to cooperate with Internet companies to boost data traffic and data value. In the first half of 2015, the data usage of the Company's handset subscribers grew by 47.4% year-on-year and the average monthly data traffic for mobile broadband customers grew by 34.1% year-on-year; non-voice's share of mobile service revenue and fixed-line service revenue reached 58.5% and 83.3%, respectively.

Accelerating business innovation. In the first half of 2015, leveraging on the implementation of national "Internet+" strategy and the fast growing demand for informatisation, the Company focused on key areas such as IDC, cloud computing, ICT and the Internet of Things, proactively pushed forward the specialised operation, and enhanced the promotion of industry applications in education, automobile as well as smart city. In the first half of 2015, IDC and cloud computing service revenue increased by 36.0% year-on-year to RMB3.43 billion and ICT service revenue increased by 18.9% to RMB2.44 billion. Meanwhile, the Company sped up its strategic deployments in emerging businesses. CMB-Unicom Consumer Financing Company Limited is under operation with a focus on Internet finance. "Woego", the Company's B2B platform, already generated the transaction of RMB10 billion in the first half of 2015. Partnered with Telefónica, the location-based big data service company is also under full preparation. The above innovative initiatives in emerging businesses such as Internet applications will provide the Company with new room to grow and new capability to develop.

NETWORK CAPABILITIES

In the first half of 2015, the Company continued to expand the broad coverage of its mobile broadband networks and optimised the in-depth coverage of its networks to provide quality experience in high-speed data services and maintain its mobile broadband network advantages. In the first half of 2015, the Company expanded its mobile broadband base stations by 272 thousand to 837 thousand, realising continuous 4G coverage in main areas. The Company accelerated the construction and upgrade of its fixed-line fiber optic broadband network, and the number of its fixed-line broadband access ports increased by 20.8% year-on-year, of which 83% is FTTX. The Company continued to increase its network load-carrying capability, and overall network capabilities were further enhanced. Moreover, the Company proactively conducted tests and trials in new evolving network technologies such as SDN and 1,000M fiber optic network so as to support the Company's sustainable development in the future.

UNIFIED OPERATION

In the first half of 2015, leveraged on its cBSS system and "Woego" platform, the Company further promoted the centralised and unified operation in products, system support and customer service, and enhanced the integration of online and off-line operations. The Company strengthened big data analysis and applications, and boosted the operational efficiency in sales and marketing response, customer service, resource allocation and network maintenance. As a result, the capability for the centralised and unified operation improved continuously, the integrated online and off-line operation became more efficient, and the Company's differentiated competitive advantages were further consolidated and enhanced. Benefitting from the differentiated advantage of unified operation, the Company's mobile service resale business has been leading the industry, with nearly 90% market share in terms of the number of subscribers.

OUTLOOK

In light of the macroeconomic transformation, the Chinese government is now paying unprecedented attention to the promotion of the information and telecommunications sectors, which has created new opportunities for the information and telecommunications industry. China Unicom will further pursue its strategy of "Leading Mobile Broadband and Innovating Operational Integration", consolidate and create differentiated service advantages, proactively adapt to market changes, firmly grasp opportunities, and accelerate subscriber migration, consumption upgrade as well as business innovation, so as to ensure the Company's continuous and rapid development. The Company will step up its 4G-oriented integrated mobile operation as well as the penetration and development of its fixed-line fiber optic network and business to improve quality and efficiency through continuous development. The Company will further step up the innovation, focus on key areas such as cloud computing, the Internet of Things, big data and mobile Internet, promote China Unicom's own "Internet+" Plan and e-commerce across all businesses, and push forward the data volume operation and the innovation of application services, so as to create new differentiated service advantages and new growth drivers. The Company will also further accelerate the construction of high-quality broadband networks, expand the coverage of its 4G network in both breadth and depth, and speed up its fixed-line broadband network to support the Company's development. Moreover, the Company will further speed up the centralised and unified operation, push forward the reform in key areas such as sales and marketing system, investment and construction, labor and resources allocation, speed up integrated online and off-line operations, and explore the specialised and market-oriented operation, so as to constantly enhance corporate vitality and organic energy.

The Company is confident about its future development, and will strive to create more value for its shareholders through its persistent efforts.



Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 21 August 2015

FINANCIAL OVERVIEW

REVENUE

In the first half of 2015, total revenue was RMB144.69 billion, down by 3.3% as compared to the same period of last year. Out of total revenue, service revenue was RMB120.27 billion, down by 5.3% as compared to the same period of last year. It is primarily attributed to the impact of output value-added tax ("VAT") which arose from the replacement of business tax with VAT[1] ("VAT Reform") and transformation of the Company's sales and marketing model. Out of service revenue, service revenue from the mobile business was RMB73.46 billion, down by 9.7% as compared to the same period of last year. Service revenue from the fixed-line business was RMB46.19 billion, up by 2.2% as compared to the same period of last year.

As a result of the rapid development in the internet business and continuous optimisation in the Company business structure, service revenue from mobile broadband business[2] as a percentage of service revenue from the mobile business increased from 66.9% in the first half of 2014 to 71.8% in the first half of 2015. Service revenue from fixed-line broadband business as a percentage of service revenue from the fixed-line business increased from 55.1% in the first half of 2014 to 58.4% in the first half of 2015.

COSTS AND EXPENSES[3]

In the first half of 2015, total costs and expenses were RMB135.75 billion, down by 3.5% as compared to the same period of last year.

The Company continued to strengthen its network capabilities and therefore further expanded the size of its assets scale. In light of this, depreciation and amortisation charge were RMB38.54 billion in the first half of 2015, up by 4.5% as compared to the same period of last year. The Company also increase its investment in network operation in a moderate manner and incurred network, operation and support expenses of RMB19.15 billion in the first half of 2015, up by 6.2% as compared to the same period of last year.

The Company pushed for the transformation of its sales and marketing model. As a result, selling and marketing expenses were RMB14.63 billion in the first half of 2015, down by 38.6% as compared to the same period of last year. Terminal subsidy cost of mobile broadband business was RMB1.22 billion in the first half of 2015, and as a percentage of service revenue from the mobile broadband business, there was a decrease from 6.1% in the first half of 2014 to 2.3% in the first half of 2015.

Interconnection charges were RMB6.56 billion in the first half of 2015, down by 13.3% as compared to the same period of last year.

The Company continued to emphasis employee appraisals and enhanced the incentive. As a result, employee benefit expenses were RMB17.93 billion in the first half of 2015, up by 5.6% as compared to the same period of last year.

EARNINGS

The Company strived to relieve the negative impact of the VAT Reform through the transformation of its sales and marketing model and enhance efficiency in using its selling and marketing expenses. In the first half of 2015, profit before income tax was RMB8.93 billion and profit for the period was RMB6.99 billion, up by 4.5% as compared to the same period of last year. Basic earnings per share was RMB0.292 in the first half of 2015. EBITDA[4] was RMB50.46 billion in the first half of 2015, up by 5.8% as compared to the same period of last year. EBIDTA as a percentage of the service revenue was 42.0% in the first half of 2015, up by 4.4 percentage points as compared to the same period of the last year.

OPERATING CASH FLOW AND CAPITAL EXPENDITURE

In the first half of 2015, the Company's net cash flow from operating activities was RMB38.28 billion. Capital expenditure was RMB29.83 billion in the first half of 2015.

STATEMENT OF FINANCIAL POSITION

Liabilities-to-assets ratio changed from 58.3% as at 31 December 2014 to 57.2% as at 30 June 2015. Debt-to-capitalisation ratio changed from 37.9% as at 31 December 2014 to 37.6% as at 30 June 2015.

Note 1: *The replacement of business tax with VAT implemented nationwide for the telecommunications industry from 1 June 2014.*

Note 2: *Mobile broadband business included 3G business and 4G business.*

Note 3: *Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of loss of associates and other income-net.*

Note 4: *EBITDA represents profit for the period before finance costs, interest income, shares of loss of associates, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.*



UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2015

(All amounts in Renminbi ("RMB") millions)

	Note	30 June 2015	31 December 2014
ASSETS			
Non-current assets			
Property, plant and equipment	5	**431,067**	438,321
Lease prepayments		**9,119**	9,211
Goodwill		**2,771**	2,771
Interest in associates		**2,579**	3,037
Interest in joint ventures		**1,011**	–
Deferred income tax assets	6	**6,070**	6,215
Financial assets at fair value through other comprehensive income	7	**5,856**	5,902
Other assets	8	**23,358**	23,041
		481,831	488,498
Current assets			
Inventories and consumables	9	**5,731**	4,378
Accounts receivable	10	**18,198**	14,671
Prepayments and other current assets	11	**11,558**	10,029
Amounts due from related parties	32.1	**9**	12
Amounts due from domestic carriers		**3,023**	2,120
Short-term bank deposits		**55**	56
Cash and cash equivalents		**16,312**	25,308
		54,886	56,574
Total assets		**536,717**	545,072
EQUITY			
Equity attributable to equity shareholders of the Company			
Share capital	12	**179,102**	179,101
Other reserves		**(19,549)**	(19,482)
Retained profits			
– Proposed 2014 final dividend	29	**–**	4,789
– Others		**70,152**	63,133
Total equity		**229,705**	227,541

 

(All amounts in RMB millions)

	Note	30 June 2015	31 December 2014
LIABILITIES			
Non-current liabilities			
Long-term bank loans	13	**389**	420
Promissory notes	14	**29,444**	21,460
Corporate bonds	16	**2,000**	2,000
Deferred income tax liabilities	6	**18**	17
Deferred revenue		**1,462**	1,497
Other obligations		**176**	217
		33,489	25,611
Current liabilities			
Short-term bank loans	17	**74,991**	91,503
Commercial papers	18	**19,992**	9,979
Current portion of long-term bank loans	13	**43**	45
Convertible bonds	15	**11,220**	11,167
Accounts payable and accrued liabilities	19	**113,094**	120,371
Taxes payable		**905**	1,466
Amounts due to ultimate holding company	32.1	**309**	1,622
Amounts due to related parties	32.1	**2,659**	3,542
Amounts due to domestic carriers		**1,792**	1,402
Dividend payable	29	**920**	771
Current portion of deferred revenue		**420**	462
Current portion of other obligations		**2,635**	2,698
Advances from customers		**44,543**	46,892
		273,523	291,920
Total liabilities		**307,012**	317,531
Total equity and liabilities		**536,717**	545,072
Net current liabilities		**(218,637)**	(235,346)
Total assets less current liabilities		**263,194**	253,152

The notes on pages 14 to 39 are an integral part of this unaudited condensed consolidated interim financial information.



UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions, except per share data)

	Note	Six months ended 30 June	
		2015	2014
Revenue	20	**144,685**	149,569
Interconnection charges		**(6,558)**	(7,565)
Depreciation and amortisation		**(38,543)**	(36,882)
Network, operation and support expenses	21	**(19,154)**	(18,035)
Employee benefit expenses	22	**(17,925)**	(16,969)
Costs of telecommunications products sold	23	**(25,080)**	(25,682)
Other operating expenses	24	**(25,504)**	(33,629)
Finance costs	25	**(3,230)**	(2,709)
Interest income		**160**	135
Share of loss of associates		**(460)**	–
Other income – net	26	**541**	604
Profit before income tax		**8,932**	8,837
Income tax expenses	6	**(1,942)**	(2,148)
Profit for the period		**6,990**	6,689
Profit attributable to:			
Equity shareholders of the Company		**6,990**	6,689
Earnings per share for profit attributable to equity shareholders of the Company during the period:			
Basic earnings per share (RMB)	30	**0.29**	0.28
Diluted earnings per share (RMB)	30	**0.28**	0.27

The notes on pages 14 to 39 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME



FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions)

	Six months ended 30 June	
	2015	2014
Profit for the period	**6,990**	6,689
Other comprehensive income		
Items that will not be reclassified to statement of income:		
Changes in fair value of financial assets through other comprehensive income	**(45)**	349
Tax effect on changes in fair value of financial assets through other comprehensive income	**11**	(82)
Changes in fair value of financial assets through other comprehensive income, net of tax	**(34)**	267
Remeasurement of net defined benefit liability, net of tax	**3**	(3)
	(31)	264
Item that may be reclassified subsequently to statement of income:		
Currency translation differences	**(7)**	4
Other comprehensive income for the period, net of tax	**(38)**	268
Total comprehensive income for the period	**6,952**	6,957
Total comprehensive income attributable to:		
Equity shareholders of the Company	**6,952**	6,957

The notes on pages 14 to 39 are an integral part of this unaudited condensed consolidated interim financial information.



UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company									
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2014	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899
Total comprehensive income for the period	–	–	–	–	267	–	–	1	6,689	6,957
Equity-settled share option schemes under the predecessor Hong Kong Companies Ordinance:										
– Issuance of shares upon exercise of options	–	19	–	(4)	–	–	–	(3)	–	12
Transition to no-par value regime on 3 March 2014 (Note 12)	175,302	(175,223)	(79)	–	–	–	–	–	–	–
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:										
– Issuance of shares upon exercise of options	466	–	–	(97)	–	–	–	(74)	–	295
Dividends relating to 2013 (Note 29)	–	–	–	–	–	–	–	–	(3,806)	(3,806)
Balance at 30 June 2014	178,096	–	–	237	(3,496)	26,740	572	(43,492)	63,700	222,357
Balance at 1 January 2015	**179,101**	**–**	**–**	**29**	**(4,227)**	**27,906**	**572**	**(43,762)**	**67,922**	**227,541**
Total comprehensive income for the period	**–**	**–**	**–**	**–**	**(34)**	**–**	**–**	**(4)**	**6,990**	**6,952**
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:										
– Issuance of shares upon exercise of options	**1**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1**
– Transfer between reserves upon lapsing of options	**–**	**–**	**–**	**(29)**	**–**	**–**	**–**	**–**	**29**	**–**
Dividends relating to 2014 (Note 29)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(4,789)**	**(4,789)**
Balance at 30 June 2015	**179,102**	**–**	**–**	**–**	**(4,261)**	**27,906**	**572**	**(43,766)**	**70,152**	**229,705**

The notes on pages 14 to 39 are an integral part of this unaudited condensed consolidated interim financial information.



FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in RMB millions)

	Note	Six months ended 30 June	
		2015	2014
Cash flows from operating activities			
Cash generated from operations		**39,668**	44,428
Income tax paid		**(1,388)**	(2,699)
Net cash inflow from operating activities		**38,280**	41,729
Cash flows from investing activities			
Purchase of property, plant and equipment		**(39,796)**	(31,192)
Other cash flows arising from investing activities		**(1,625)**	(1,475)
Net cash outflow from investing activities		**(41,421)**	(32,667)
Cash flows from financing activities			
Dividend paid to equity shareholder of the Company	29	**(4,643)**	(3,677)
Other cash flows arising from financing activities		**(1,207)**	(7,623)
Net cash outflow from financing activities		**(5,850)**	(11,300)
Net decrease in cash and cash equivalents		**(8,991)**	(2,238)
Cash and cash equivalents, beginning of period		**25,308**	21,506
Effect of changes in foreign exchange rate		**(5)**	16
Cash and cash equivalents, end of period		**16,312**	19,284
Analysis of the balances of cash and cash equivalents:			
Cash balances		**2**	4
Bank balances		**16,310**	19,280
		16,312	19,284

The notes on pages 14 to 39 are an integral part of this unaudited condensed consolidated interim financial information.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the "mobile business", the services aforementioned other than the mobile business are hereinafter collectively referred to as the "fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of the Company's registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2015 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard ("IAS") 34 "Interim financial reporting" issued by the International Accounting Standards Board ("IASB"). IAS 34 is consistent with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The financial information for the year ended 31 December 2014 is extracted from the audited financial statements as set out in the Company's 2014 Annual Report.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company's Audit Committee. It has also been reviewed by the Company's auditor in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the HKICPA.

(All amounts in RMB millions unless otherwise stated)



2. BASIS OF PREPARATION (CONTINUED)

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2014. The Group's policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company's 2014 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2015.

The financial information relating to the financial year ended 31 December 2014 that is included in the interim financial report as comparative information does not constitute the Company's statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the new Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2014 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the new Hong Kong Companies Ordinance (Cap 622).

The Company's auditor has reported on those financial statements. The auditor's report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the new Hong Kong Companies Ordinance (Cap 622) (or under their equivalent requirements found in section 141 of the predecessor Hong Kong Companies Ordinance (Cap. 32)).

(a) Going Concern Assumption

As at 30 June 2015, current liabilities of the Group exceeded current assets by approximately RMB218.6 billion (31 December 2014: approximately RMB235.3 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Approximately RMB341.7 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB232.2 billion was unutilised as at 30 June 2015; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2015 have been prepared on a going concern basis.

(All amounts in RMB millions unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2014.

The following amendments to standards are mandatory for the first time for the financial year beginning 1 January 2015 and are applicable to the Group:

- Amendments to IAS/HKAS 19, "Defined benefit plans: Employee Contributions"
- Annual Improvements to IFRSs/HKFRSs 2010-2012 Cycle
- Annual Improvements to IFRSs/HKFRSs 2011-2013 Cycle

None of these amendments have had a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2015 and have not been early adopted by the Group except IFRS/HKFRS 9 "Financial instruments". Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4. SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the "CODM"). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group's business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group's revenue in all periods presented.

(All amounts in RMB millions unless otherwise stated)



5. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2015 and 2014 are as follows:

	Six months ended 30 June 2015					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost:						
Beginning of period	68,768	882,834	19,108	4,429	58,739	1,033,878
Additions	3	187	92	95	29,556	29,933
Transfer from CIP	713	12,938	277	116	(14,044)	–
Transfer to other assets	–	–	–	–	(1,217)	(1,217)
Disposals	(13)	(10,521)	(265)	(95)	–	(10,894)
End of period	69,471	885,438	19,212	4,545	73,034	1,051,700
Accumulated depreciation and impairment:						
Beginning of period	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)
Charge for the period	(1,644)	(32,269)	(789)	(434)	–	(35,136)
Impairment loss	–	(58)	–	–	(10)	(68)
Disposals	13	9,803	226	86	–	10,128
End of period	(28,970)	(574,818)	(13,974)	(2,687)	(184)	(620,633)
Net book value:						
End of period	40,501	310,620	5,238	1,858	72,850	431,067
Beginning of period	41,429	330,540	5,697	2,090	58,565	438,321

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Six months ended 30 June 2014					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
Beginning of period	64,915	848,445	18,669	3,930	59,096	995,055
Additions	47	18	28	169	21,473	21,735
Transfer from CIP	1,091	16,843	284	214	(18,432)	–
Transfer to other assets	–	–	–	–	(2,013)	(2,013)
Disposals	(11)	(5,659)	(203)	(229)	(2)	(6,104)
End of period	66,042	859,647	18,778	4,084	60,122	1,008,673
Accumulated depreciation and impairment:						
Beginning of period	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)
Charge for the period	(1,574)	(32,345)	(772)	(390)	–	(35,081)
Disposals	7	5,338	197	223	2	5,767
End of period	(25,808)	(551,399)	(13,279)	(2,136)	(122)	(592,744)
Net book value:						
End of period	40,234	308,248	5,499	1,948	60,000	415,929
Beginning of period	40,674	324,053	5,965	1,961	58,972	431,625

For the six months ended 30 June 2015, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB223 million (for the six months ended 30 June 2014: loss of approximately RMB103 million).

(All amounts in RMB millions unless otherwise stated)



6. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2014: 16.5%) on the estimated assessable profits for the six months ended 30 June 2015. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2015 at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2014: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2014: 15%).

	Six months ended 30 June	
	2015	2014
Provision for income tax on the estimated taxable profits for the period		
– Hong Kong	**14**	19
– Outside Hong Kong	**1,832**	3,754
Adjustments to prior years' current tax outside Hong Kong	**(61)**	(19)
	1,785	3,754
Deferred taxation	**157**	(1,606)
Income tax expenses	**1,942**	2,148

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Six months ended 30 June	
	2015	2014
Applicable PRC statutory tax rate	**25.0%**	25.0%
Non-deductible expenses	**0.9%**	0.7%
Adjustments to prior years' current tax	**(0.7%)**	(0.2%)
Non-taxable income	**–**	(0.1%)
Impact of different tax rate	**(0.6%)**	(0.4%)
Deductible tax losses not recognised in prior years	**(2.2%)**	–
Others	**(0.7%)**	(0.7%)
Effective tax rate	**21.7%**	24.3%

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (CONTINUED)

The movement of the net deferred tax assets/(liabilities) is as follows:

	Six months ended 30 June	
	2015	2014
Net deferred tax assets after offsetting:		
– Beginning of period	6,215	6,734
– Deferred tax (charged)/credited to the statement of income	(156)	1,607
– Deferred tax credited/(charged) to other comprehensive income	11	(82)
– End of period	6,070	8,259
Net deferred tax liabilities after offsetting:		
– Beginning of period	(17)	(26)
– Deferred tax charged to the statement of income	(1)	(1)
– End of period	(18)	(27)

7. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2015	31 December 2014
Listed in the PRC	210	173
Listed outside the PRC	5,624	5,706
Unlisted	22	23
	5,856	5,902

For the six months ended 30 June 2015, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB45 million (for the six months ended 30 June 2014: increase of approximately RMB349 million). The decrease, net of tax impact, of approximately RMB34 million (for the six months ended 30 June 2014: increase, net of tax impact, of approximately RMB267 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)



8. OTHER ASSETS

	Note	30 June 2015	31 December 2014
Purchased software		8,506	9,100
Prepaid rental for premises, leased lines and electricity cables		6,536	6,927
Installation costs		574	663
Direct incremental costs for activating broadband subscribers		5,248	3,762
Others	(i)	2,494	2,589
		23,358	23,041

(i) The amount includes the receivables from the sales of mobile handset that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year are included in prepayments and other current assets (see Note 11(i)).

9. INVENTORIES AND CONSUMABLES

	30 June 2015	31 December 2014
Handsets and other customer end products	5,005	3,656
Telephone cards	235	237
Consumables	328	350
Others	163	135
	5,731	4,378

10. ACCOUNTS RECEIVABLE

	30 June 2015	31 December 2014
Accounts receivable	24,555	19,135
Less: Allowance for doubtful debts	(6,357)	(4,464)
	18,198	14,671

The aging analysis of accounts receivable is as follows:

	30 June 2015	31 December 2014
Current and within one month	12,977	11,447
More than one month to three months	2,199	1,738
More than three months to one year	4,338	3,258
More than one year	5,041	2,692
	24,555	19,135

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

(All amounts in RMB millions unless otherwise stated)

11. PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note	30 June 2015	31 December 2014
Receivable for the sales of mobile handsets	(i)	**2,662**	2,846
Prepaid rental		**2,770**	2,639
Deposits and prepayments		**1,954**	1,857
Advances to employees		**61**	161
Value-added tax recoverable	(ii)	**3,065**	920
Prepaid enterprise income tax		**35**	342
Others		**1,011**	1,264
		11,558	10,029

(i) The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages with guarantees by third parties, the revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered over one year amounted to RMB967 million (31 December 2014: RMB1,195 million), and are included in long term other assets (see Note 8(i)).

(ii) Pursuant to the Cai Shui [2014] No. 43 issued by Ministry of Finance ("MOF") and State of Administration of Taxation ("SAT") of the PRC, pilot programme regarding the replacement of business tax with value-added tax ("VAT") could be implemented nationwide for the telecommunications industry from 1 June 2014 (see Note 20). VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

The aging analysis of prepayments and other current assets is as follows:

	30 June 2015	31 December 2014
Within one year	**11,326**	9,866
More than one year	**232**	163
	11,558	10,029

As at 30 June 2015, there was no significant impairment for the prepayments and other current assets.

(All amounts in RMB millions unless otherwise stated)



12. SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital	Share premium	Capital redemption reserve	Total
At 1 January 2014	23,782	2,328	175,204	79	177,611
Issuance of shares upon exercise of options under the predecessor Hong Kong Companies Ordinance (Note 28)	2	–	19	–	19
Transition to no-par value regime on 3 March 2014	–	175,302	(175,223)	(79)	–
Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance (Note 28)	163	1,471	–	–	1,471
At 31 December 2014	23,947	179,101	–	–	179,101
Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance (Note 28)	**–**	**1**	**–**	**–**	**1**
At 30 June 2015	**23,947**	**179,102**	**–**	**–**	**179,102**

Note: The transition to the no-par value regime under the new Hong Kong Companies Ordinance (Cap. 622) occurred automatically on 3 March 2014. On that date, the share premium account and any capital redemption reserve were subsumed into share capital in accordance with section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap 622). These changes did not impact on the number of shares in issue or the relative entitlement of any of the members. Since that date, all changes in share capital have been in accordance with the requirements of Parts 4 and 5 of the new Hong Kong Companies Ordinance (Cap 622).

13. LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2015	31 December 2014
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (31 December 2014: Nil to 5.00%) per annum with maturity through 2039 (31 December 2014: maturity through 2039)	**318**	330
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2014: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2014: maturity through 2034)	**114**	135
Sub-total		**432**	465
Less: Current portion		**(43)**	(45)
		389	420

(All amounts in RMB millions unless otherwise stated)

13. LONG-TERM BANK LOANS (CONTINUED)

As at 30 June 2015, long-term bank loans of approximately RMB87 million (31 December 2014: approximately RMB90 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	30 June 2015	31 December 2014
Balances due:		
– not later than one year	**43**	45
– later than one year and not later than two years	**40**	41
– later than two years and not later than five years	**130**	136
– later than five years	**219**	243
	432	465
Less: Portion classified as current liabilities	**(43)**	(45)
	389	420

14. PROMISSORY NOTES

On 3 April 2014, the Company established a Medium Term Note Programme (the "MTN Programme"), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme will be denominated in RMB and are to be issued to professional investors outside the United States. On 16 April 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum. On 24 July 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum.

On 16 April 2014, China United Network Communications Corporation Limited ("CUCL"), a wholly-owned subsidiary of the Company, issued tranche one of 2014 promissory notes in the amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interests at 5.35% per annum.

On 14 July 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum.

On 28 November 2014, CUCL issued tranche three of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.20% per annum.

On 15 June 2015, CUCL issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On 18 June 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

(All amounts in RMB millions unless otherwise stated)



15. CONVERTIBLE BONDS

On 18 October 2010, Billion Express Investments Limited ("Billion Express"), a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust Deed dated 18 October 2010. Adjustments have been made to the conversion price from HKD15.85 to HKD14.75 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the "Put Option"). The last day on which the bondholders may give notice to exercise the Put Option was 18 September 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by 18 September 2013, such right expired on that date. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the six months ended 30 June 2015 and 2014, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

The convertible bonds recognised in the unaudited condensed consolidated interim statement of financial position are calculated as follows:

	Six months ended 30 June	
	2015	2014
Movement of liability component:		
Beginning of period	**11,167**	11,002
Less: interest paid	**(42)**	(42)
Add: effect of exchange (gain)/loss on liability component	**(10)**	101
Add: imputed finance cost	**105**	104
End of period	**11,220**	11,165

The liability component of the convertible bonds at 30 June 2015 amounted to approximately USD1,835 million (equivalent to RMB11,220 million) (31 December 2014: approximately USD1,825 million, equivalent to RMB11,167 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

(All amounts in RMB millions unless otherwise stated)

16. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

17. SHORT-TERM BANK LOANS

	Interest rates and final maturity	30 June 2015	31 December 2014
RMB denominated bank loans	Fixed interest rates ranging from 3.37% to 5.04% (31 December 2014: 3.62% to 5.32%) per annum with maturity through 2015 or 2016 (31 December 2014 maturity through 2015)	**48,161**	42,525
HKD denominated bank loans	Floating interest rates of HIBOR plus interest margin from 1.15% to 2.10% (31 December 2014: 0.70% to 2.10%) per annum with maturity through 2015 (31 December 2014: maturity through 2015)	**26,830**	48,978
		74,991	91,503

18. COMMERCIAL PAPERS

On 15 July 2014, CUCL issued tranche one of 2014 commercial papers in an amount of RMB10 billion, with a maturity period of 365 days from the date of issue and which carries interest at 4.60% per annum.

On 19 March 2015, CUCL issued tranche one of 2015 super and short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.40% per annum.

(All amounts in RMB millions unless otherwise stated)



19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2015	31 December 2014
Payables to contractors and equipment suppliers	**76,732**	85,699
Payables to telecommunications products suppliers	**4,771**	6,076
Customer/contractor deposits	**4,216**	4,129
Repair and maintenance expense payables	**4,571**	3,780
Salary and welfare payables	**4,773**	4,565
Interest payables	**1,171**	747
Amounts due to service providers/content providers	**1,259**	1,257
Accrued expenses	**12,079**	10,636
Others	**3,522**	3,482
	113,094	120,371

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June 2015	31 December 2014
Less than six months	**92,527**	104,334
Six months to one year	**11,093**	6,867
More than one year	**9,474**	9,170
	113,094	120,371

(All amounts in RMB millions unless otherwise stated)

20. REVENUE

Before 1 June 2014, service revenue and revenue from bundle sales of mobile handsets were subject to a business tax rate of 3%-5% while standalone sales of telecommunications products were subject to VAT of 17%. Relevant tax was set off against revenue.

The MOF and SAT of the PRC jointly issued a notice (the "Notice") dated 29 April 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT could be implemented nationwide for the telecommunications industry from 1 June 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June	
	2015	2014
Mobile business		
– Usage and monthly fees	**24,535**	34,975
– Value-added services revenue	**42,450**	39,353
– Interconnection fees	**5,933**	6,409
– Other mobile business service revenue	**546**	606
Total service revenue from mobile business	**73,464**	81,343
Fixed-line business		
– Usage and monthly fees	**5,780**	7,919
– Broadband, data and other Internet-related services revenue	**28,258**	26,066
– Interconnection fees	**1,814**	1,992
– Value-added services revenue	**2,600**	1,988
– Leased line income	**4,834**	4,686
– Information communications technology services revenue	**2,443**	2,055
– Other fixed-line business service revenue	**458**	501
Total service revenue from fixed-line business	**46,187**	45,207
Other service revenue	**616**	423
Total service revenue	**120,267**	126,973
Sales of telecommunications products	**24,418**	22,596
	144,685	149,569

(All amounts in RMB millions unless otherwise stated)



21. NETWORK, OPERATION AND SUPPORT EXPENSES

	Six months ended 30 June	
	2015	2014
Repairs and maintenance	6,220	6,055
Power and water charges	6,325	6,349
Operating lease charges for network, premises, equipment and facilities	5,868	4,912
Others	741	719
	19,154	18,035

22. EMPLOYEE BENEFIT EXPENSES

	Six months ended 30 June	
	2015	2014
Salaries and wages	14,090	13,416
Contributions to defined contribution pension schemes	1,921	1,787
Contributions to medical insurance	810	739
Contributions to housing fund	1,095	1,017
Other housing benefits	9	10
	17,925	16,969

23. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June	
	2015	2014
Handsets and other customer end products	24,840	25,290
Telephone cards	163	337
Others	77	55
	25,080	25,682

(All amounts in RMB millions unless otherwise stated)

24. OTHER OPERATING EXPENSES

	Six months ended 30 June	
	2015	2014
Impairment losses for doubtful debts and write-down of inventories	**2,373**	2,088
Cost in relation to information communications technology services	**2,176**	1,846
Commission expenses	**10,071**	15,728
Customer acquisition cost and advertising and promotion expenses	**1,401**	3,481
Amortised customer installation cost	**1,848**	2,147
Customer retention cost	**1,313**	2,468
Property management fee	**1,114**	1,122
Office and administrative expenses	**883**	904
Transportation expense	**828**	951
Miscellaneous taxes and fees	**464**	421
Technical support expenses	**752**	616
Repairs and maintenance expenses	**386**	419
Others	**1,895**	1,438
	25,504	33,629

25. FINANCE COSTS

	Six months ended 30 June	
	2015	2014
Finance costs:		
– Interest on bank loans repayable within 5 years	**1,581**	1,884
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	**907**	645
– Interest on convertible bonds repayable within 5 years	**105**	104
– Interest on related party loans repayable within 5 years	**33**	31
– Interest on bank loans repayable over 5 years	**2**	2
– Less: Amounts capitalised in CIP	**(404)**	(454)
Total interest expense	**2,224**	2,212
– Exchange loss, net	**855**	358
– Others	**151**	139
	3,230	2,709

(All amounts in RMB millions unless otherwise stated)



26. OTHER INCOME – NET

	Six months ended 30 June	
	2015	2014
Dividend income from financial assets at fair value through other comprehensive income	**180**	220
Others	**361**	384
	541	604

27. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. ("TELEFÓNICA") IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2015, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,624 million (31 December 2014: approximately RMB5,706 million). For the six months ended 30 June 2015, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB82 million (for the six months ended 30 June 2014: increase of approximately RMB348 million). The decrease, net of tax impact, of approximately RMB62 million (for the six months ended 30 June 2014: increase, net of tax, of approximately RMB260 million) has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

28. EQUITY-SETTLED SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended in May 2002, May 2007 and May 2009, respectively.

In connection with the merger between the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") in 2008, the Company adopted the Special Purpose Share Option Scheme ("Special Purpose Share Option Scheme") on 16 September 2008 for the granting of share options to holders of China Netcom options outstanding at 14 October 2008, with terms amended in May 2009.

On 16 April 2014, the Company adopted a new share option scheme ("the 2014 Share Option Scheme"). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. No share options had been granted since adoption of the 2014 Share Option Scheme.

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Six months ended 30 June			
	2015		2014	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**6.35**	**3,540,000**	6.61	174,498,077
Lapsed	**6.35**	**(3,432,000)**	–	–
Exercised	**6.35**	**(108,000)**	6.55	(58,858,435)
Balance, end of period	**–**	**–**	6.64	115,639,642

Exercise of share options during the six months ended 30 June 2015 resulted in 108,000 shares being issued (six months ended 30 June 2014: 58,858,435 shares), with exercise proceeds of approximately RMB1 million (six months ended 30 June 2014: approximately RMB307 million).

Details of share options of the Company exercised during the six months ended 30 June 2015 are as follows:

Grant date	**Exercise price HKD**	**Weighted average closing price per share at respective days immediately before date of exercise of options HKD**	**Proceeds received HKD**	**Number of shares involved**
15 February 2006	**6.35**	**12.88**	**685,800**	**108,000**
			685,800	**108,000**

As at 30 June 2015, no outstanding share options were exercisable (31 December 2014: 3,540,000 outstanding share options were exercisable and the weighted average exercise price was HKD6.35).

(All amounts in RMB millions unless otherwise stated)



28. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

As at statement of financial position date, the information of outstanding share options is summarised as follows:

Date of options Grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as at 30 June 2015	Number of share options outstanding as at 31 December 2014
Share options granted under the Share Option Scheme:					
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2015	HKD6.35	–	3,540,000
				–	3,540,000

Note i: In each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme, because those share options were not exercisable during the "Mandatory Moratorium Period" due to "Mandatory Moratorium", which was in force until middle of 2013, under the respective terms of the Share Option Scheme.

29. DIVIDENDS

At the annual general meeting held on 8 May 2015, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2014 totaling approximately RMB4,789 million (for the year ended 31 December 2013: final dividend of RMB0.16 per ordinary share, totaling approximately RMB3,806 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2015. Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2015.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2015, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's unaudited condensed consolidated financial information for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

30. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the six months ended 30 June 2015 arose from the convertible bonds. All dilutive potential ordinary shares for the six months ended 30 June 2014 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June	
	2015	2014
Numerator (in RMB millions):		
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	**6,990**	6,689
Imputed finance cost on the liability component of convertible bonds	**105**	104
Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	**7,095**	6,793
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,947**	23,800
Dilutive equivalent shares arising from share options	**–**	45
Dilutive equivalent shares arising from convertible bonds	**953**	935
Shares used in computing diluted earnings per share	**24,900**	24,780
Basic earnings per share (in RMB)	**0.29**	0.28
Diluted earnings per share (in RMB)	**0.28**	0.27

31. FAIR VALUE ESTIMATION

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, accounts receivable, receivable for the sales of mobile handsets, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(All amounts in RMB millions unless otherwise stated)



31. FAIR VALUE ESTIMATION (CONTINUED)

(a) Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date
- Level 2 valuations: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available
- Level 3 valuations: fair value measured using significant unobservable inputs

The following table presents the Group's assets that are measured at fair value at 30 June 2015:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
– Equity securities				
– Listed	5,834	–	–	5,834
– Unlisted	–	–	22	22
	5,834	–	22	5,856
Other assets				
– Equity securities				
– Unlisted	–	–	35	35
Total	5,834	–	57	5,891

The following table presents the Group's assets that are measured at fair value at 31 December 2014:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
– Equity securities				
– Listed	5,879	–	–	5,879
– Unlisted	–	–	23	23
	5,879	–	23	5,902
Prepayments and other current assets				
– Equity securities				
– Listed	13	–	–	13
Total	5,892	–	23	5,915

(All amounts in RMB millions unless otherwise stated)

31. FAIR VALUE ESTIMATION (CONTINUED)

(a) Financial assets and liabilities measured at fair value (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the six months ended 30 June 2015 and 2014, there was no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(b) Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group's financial instruments carried at amortised cost are not materially different from their fair values as at 30 June 2015 and 31 December 2014. Their carrying amounts and fair value and the level of fair value hierarchy are disclosed below:

	Carrying amounts as at 30 June 2015	Fair values as at 30 June 2015	Fair value measurements as at 30 June 2015 categorised into			Carrying amounts as at 31 December 2014	Fair value as at 31 December 2014
			Level 1	Level 2	Level 3		
Non-current portion of long-term bank loans	389	354	–	–	354	420	392
Promissory notes	29,444	30,189	–	–	30,189	21,460	21,924
Convertible bonds	11,220	11,220	–	–	11,220	11,167	11,183
Corporate bonds	2,000	2,051	–	–	2,051	2,000	2,045

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 2.42% to 3.65% (31 December 2014: 2.34% to 3.23%) per annum.

The fair value of the Group's promissory notes at 30 June 2015 is computed based on the expected cash flows of principal and interests payment discounted at market rates ranging from 3.82% to 4.23% (31 December 2014: 4.04% to 4.60%) per annum.

The fair value of the convertible bonds is estimated as being the present values of future cash flows, discounted at interest rates based on the government yield curve as at 30 June 2015 plus an adequate constant credit spread, adjusted for the Group's own credit risk.

The fair value of the corporate bonds is based on cash flows discounted using rates based on the market rate of 3.26% (31 December 2014: 4.60%) per annum.

Besides, the carrying amounts of the Group's other financial assets and liabilities carried at amortised cost approximated their fair values as at 30 June 2015 and 31 December 2014 due to the nature or short maturity of those instruments.

(All amounts in RMB millions unless otherwise stated)



32. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group's telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

Management believes that meaningful information relating to related party transactions has been disclosed below.

32.1 Connected transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June	
	2015	2014
Transactions with Unicom Group and its subsidiaries:		
Charges for value-added telecommunications services	**22**	23
Rental charges for property leasing	**463**	473
Charges for lease of telecommunications resources	**136**	136
Charges for engineering design and construction services	**1,363**	649
Charges for shared services	**53**	63
Charges for equipment procurement services	**38**	31
Charges for ancillary telecommunications services	**1,231**	1,049
Charges for comprehensive support services	**570**	184
Income from comprehensive support services	**3**	10

On 24 October 2013, CUCL entered into the new agreement, "2013 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions. 2013 Comprehensive Services Agreement has a term of three years commencing on 1 January 2014 and expiring on 31 December 2016, and the service fees payable shall be calculated on the same basis as under previous agreements. Annual caps for certain transactions have changed under the new agreement.

(All amounts in RMB millions unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (CONTINUED)

32.1 Connected transactions with Unicom Group and its subsidiaries (continued)

(b) Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group's subsidiary as at 31 December 2014 included the short-term unsecured loans from Unicom Group BVI of HKD600 million (equivalent to RMB473 million) with interest rate at HIBOR plus 2.30% per annum. The loan was fully repaid in May 2015.

Amount due to Unicom Group as at 31 December 2014 included the unsecured entrusted loan of RMB1,344 million with interest rate at 5.40% per annum. The loan was fully repaid in June 2015.

In addition, amounts due to Unicom Group as at 31 December 2014 included the consideration payable in connection with the acquisition of China Unicom NewSpace Limited in 2011 of approximately RMB158 million. The consideration was fully paid in January 2015.

Apart from the short-term loan and entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

(c) Commitments to related parties

As at 30 June 2015 and 31 December 2014, the Group had total future aggregate minimum operating lease payments to Unicom Group and its subsidiaries under non-cancellable operating leases as follows:

	30 June 2015	31 December 2014
Unicom Group and its subsidiaries	**916**	930

(All amounts in RMB millions unless otherwise stated)



33. CONTINGENCIES AND COMMITMENTS

33.1 Capital commitments

As at 30 June 2015 and 31 December 2014, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	30 June 2015			31 December 2014
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	–	**18,232**	**18,232**	18,803
Authorised but not contracted for	**15,549**	**25,471**	**41,020**	33,202
	15,549	**43,703**	**59,252**	52,005

33.2 Operating lease commitments

As at 30 June 2015 and 31 December 2014, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	30 June 2015			31 December 2014
	Land and buildings	**Equipment**	**Total**	Total
Leases expiring:				
– not later than one year	**2,836**	**590**	**3,426**	4,332
– later than one year and not later than five years	**5,013**	**1,234**	**6,247**	7,329
– later than five years	**1,797**	**133**	**1,930**	2,287
	9,646	**1,957**	**11,603**	13,948

33.3 Contingent liabilities

As at 30 June 2015, the Group had no material contingent liabilities and no material financial guarantees issued.

34. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 21 August 2015.

INDEPENDENT REVIEW REPORT



To the Board of Directors of China Unicom (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 8 to 39 which comprises the unaudited condensed consolidated interim statement of financial position of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as of 30 June 2015 and the related unaudited condensed consolidated interim statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 "Interim Financial Reporting" issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer's annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRSs") or Hong Kong Financial Reporting Standards ("HKFRSs") respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2015 is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and Hong Kong Accounting Standard 34 "Interim Financial Reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
21 August 2015

SHARE OPTION SCHEMES OF THE COMPANY

1. SHARE OPTION SCHEME

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors of the Company (the "Directors");

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

    (a) the nominal value of the shares (if applicable);

    (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

    (c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As the Share Option Scheme has expired, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme.

During the six months ended 30 June 2015, 108,000 share options granted under the Share Option Scheme were exercised and 3,432,000 share options granted under the Share Option Scheme were lapsed, in both cases at the exercise price of HKD6.35 for each option granted under the Share Option Scheme.

As at 30 June 2015, no share options had been granted and remained valid under the Share Option Scheme.

2. 2014 SHARE OPTION SCHEME

On 16 April 2014, the Company adopted a new share option scheme (the "2014 Share Option Scheme"). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22

April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme. Under the 2014 Share Option Scheme:

(1) share options may be granted to employees including all Directors;

(2) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders;

(3) the maximum aggregate number of shares in respect of which share options may be granted pursuant to the 2014 Share Option Scheme shall be calculated in accordance with the following formula:

$$N = A - B - C$$

where:

"N" is the maximum aggregate number of shares in respect of which share options may be granted pursuant to the 2014 Share Option Scheme;

"A" is the maximum aggregate number of shares in respect of which shares options may be granted pursuant to the 2014 Share Option Scheme and any other share option schemes of the Company, being 10% of the aggregate of the number of shares in issue as at the date of adoption of the 2014 Share Option Scheme;

"B" is the maximum aggregate number of shares underlying the share options already granted pursuant to the 2014 Share Option Scheme; and

"C" is the maximum aggregate number of shares underlying the options already granted pursuant to any other share option schemes of the Company.

Shares in respect of share options which have lapsed in accordance with the terms of the 2014 Share Option Scheme and any other share option schemes of the Company will not be counted for the purpose of determining the maximum aggregate number of shares in respect of which options may be granted pursuant to the 2014 Share Option Scheme.

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the closing price of the shares on the Hong Kong Stock Exchange on the offer date in respect of the share options; and

(b) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the 2014 Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

No share options had been granted since adoption of the 2014 Share Option Scheme.

3. INTEREST OF DIRECTORS, CHIEF EXECUTIVES AND EMPLOYEES UNDER THE SHARE OPTION SCHEMES OF THE COMPANY

During the six month ended and as at 30 June 2015, none of the Directors and the chief executive of the Company had any interests under any share option schemes of the Company.

Details of interest of employees under the Share Option Scheme are as follows:

Number of options outstanding as at 1 January 2015	3,540,000
Movement during the period	
Exercised	(108,000)
Lapsed	(3,432,000)
Number of options outstanding as at 30 June 2015	–

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. Particulars of share options granted under the Share Option Scheme are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
15 February 2006	6.35	15 February 2008 to 14 February 2015 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2015 (in respect of the remaining 50% of the options granted)

* In each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme, because those share options were not exercisable during the "Mandatory Moratorium Period" due to "Mandatory Moratorium", which was in force until middle of 2013, under the respective terms of the Share Option Scheme.

3. Details of share options exercised during the six months ended 30 June 2015 are as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective dates immediately before dates of exercise of options HKD	Proceeds Received HKD	Number of shares
15 February 2006	6.35	12.88	685,800	108,000

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 30 June 2015, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Hong Kong Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, at no time during the six months ended 30 June 2015 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 30 June 2015, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2015:

	Ordinary Shares Held		Percentage of Issued Shares
	Directly	Indirectly	
(i) China United Network Communications Group Company Limited ("Unicom Group")[1,2]	–	18,032,853,047	75.30%
(ii) China United Network Communications Limited ("Unicom A Share Company")[1]	–	9,725,000,020	40.61%
(iii) China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	–	40.61%
(iv) China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI")[2,3]	8,082,130,236	225,722,791	34.69%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Unicom Group BVI holds 8,082,130,236 shares (representing 33.75% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.94% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 30 June 2015, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 12 to the interim financial information for details of the share capital of the Company.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2015 will be paid.

CHARGE ON ASSETS

As at 30 June 2015, no property, plant and equipment was pledged to banks as loan security (31 December 2014: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2015, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

COMPOSITION OF THE BOARD

The directors during the period were:

EXECUTIVE DIRECTORS:

Chang Xiaobing *(Chairman and Chief Executive Officer)*
Lu Yimin
Li Fushen
Zhang Junan

NON-EXECUTIVE DIRECTOR:

Cesareo Alierta Izuel

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Cheung Wing Lam Linus
Wong Wai Ming
Chung Shui Ming Timpson
Cai Hongbin
Law Fan Chiu Fun Fanny
John Lawson Thornton (resigned on 4 March 2015)

CHANGES OF DIRECTORS' INFORMATION

Below are certain changes to the information of our Directors since the publication of the Company's 2014 annual report:

- Mr. Zhang Junan is appointed as a Director of China United Network Communications Group Company Limited.
- Mr. Cesareo Alierta Izuel is appointed as a member of the Board of trustees of the Caixa d'Estalvis i Pensions de Barcelona "la Caixa" Banking Foundation.

AUDIT COMMITTEE

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. The Chairman of the Audit Committee is an accountant with expertise and experience in accounting and financial management. Another member of the Audit Committee is also an accountant with extensive accounting professional experience.

The major responsibilities of the Audit Committee include: as the key representative body for overseeing the Company's relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the internal control system with the management and reviewing the reports on the internal control procedures of the Company.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2015.

REMUNERATION COMMITTEE

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies and structure for Directors' and senior management's remuneration; considering and making recommendation to the Board on the remuneration packages of Directors and senior management; and considering and approving the Company's share option schemes. The Remuneration Committee conducts performance review of the Chief Executive Officer (the "CEO") and determines the CEO's year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company's management, which is subject to the review of the Remuneration Committee. In addition, the Remuneration Committee consults the Chairman on the remuneration proposals for other executive directors.

NOMINATION COMMITTEE

The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin and Mr. Chung Shui Ming Timpson is an independent non-executive director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

The major responsibilities of the Nomination Committee include: reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board; formulating, reviewing and implementing the board diversity policy; assessing the independence of independent non-executive directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; giving its opinion to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

CORPORATE GOVERNANCE

1. COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the "Code Provision") as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2015 except the following:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

(b) Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company's articles of association. All Directors are subject to retirement by rotation at least once every three years.

2. MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has established the "Code for Dealing of Securities by Directors" in accordance with the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2015, and all of the Directors have confirmed such compliance.

3. REQUIREMENTS UNDER SECTION 404 OF THE U.S. SARBANES-OXLEY ACT OF 2002 (THE "SOX ACT")

Compliance with the requirements under Section 404 of the SOX Act has been an area of emphasis for the Company. The relevant sections of the SOX Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the SOX Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2014. The management's assessment report was included in the Company's annual report on Form 20-F for the year ended 31 December 2014 ("Form 20-F"), as filed with the United States Securities and Exchange Commission on 23 April 2015.

4. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY US COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the SOX Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) and included in the Form 20-F a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

5. APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2014 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2015, the Group had approximately 222,800 employees, 280 employees and 100 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 47,540 temporary staff in Mainland China. For the six months ended 30 June 2015, employee benefit expenses were approximately RMB17.925 billion (for the six months ended 30 June 2014: RMB16.969 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing for the Company's shares.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company's plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company's plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company's competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company's position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company's future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

- changes in telecommunications and related technologies and applications based on such technologies;

- the level of demand for telecommunications services, in particular, mobile broadband services;

- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

- effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

- effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

- effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

- changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government's policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission..

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 21 August 2015

- 電信、相關技術，以及基於這些技術應用方面的變化；
- 對電信服務（尤其是移動寬帶服務）需求的程度；
- 來自更開放的市場的競爭力量，以及面對來自現有電信公司及潛在的新的市場加入者的競爭下，本公司保持市場份額的能力；
- 中國電信行業重組和整合（如有）以及中國電信運營商間合作的影響；
- 獲得資金的能力和條款及對資金的調動，以及在資本開支方面的監管與競爭情況的影響；
- 本公司在編製預期的財務信息和資本開支方案所使用的假設的變化；
- 關於中國電信業務的增值税徵收及變化帶來的影響；
- 中華人民共和國國家發展和改革委員會針對本公司提供給互聯網服務供應商的互聯網專綫租用接入服務的收費價格進行任何反壟斷調查的影響；及
- 中國政治、經濟、法律、税務及社會條件的變化，其中包括中國政府外匯管制、外國投資活動與政策、外國公司進入中國電信市場，以及中國電信業的結構性變化。

請同時參照本公司最新向美國證券交易委員會呈交之根據20-F表規格準備的美國年報中「風險因素」一節。

承董事會命
朱嘉儀
公司秘書

香港，二零一五年八月二十一日

5. 上市規則附錄十六

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零一四年年報所披露的資料並無重大變動。

僱員及薪酬政策

於二零一五年六月三十日，本集團於中國大陸、香港及其他國家分別約有222,800名、280名及100名在職員工，另於中國大陸約有47,540名市場化臨時性用工。截至二零一五年六月三十日止六個月期間，僱員薪酬及福利支出約為人民幣179.25億元(截至二零一四年六月三十日止六個月期間：人民幣169.69億元)。本集團盡力保持僱員薪酬水平符合市場趨勢並保持競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

本公司設有股份期權計劃，可向合資格的員工授予股份期權以認購本公司股份。

前瞻性陳述

本中期報告包含一九三三年證券法案(經修訂)第27A節，以及一九三四年證券交易法案(經修訂)第21E節所述的若干前瞻性聲明。這些前瞻性聲明包括但不限於如下內容：(i) 本公司的計劃與戰略以及我們成功執行該等計劃和戰略的能力，其中包括本公司合併、收購及基本建設開支相關的計劃與戰略；(ii) 網絡擴容的計劃，其中包括與移動寬頻業務(包括第三代移動通信(3G)及第四代移動通信(4G)數位移動業務)以及網絡基礎設施擴建相關的擴容；(iii) 本公司的競爭地位，其中包括本公司升級並擴展現有網絡以及提高網絡效率的能力，改善現有業務、提供新業務的能力，開發新技術應用的能力，利用作為一個綜合電信運營商的地位，擴大新業務與新市場的能力；(iv) 本公司未來的經營條件，其中包括未來的財務業績，現金流，融資計劃與股息；(v) 本公司新的以及現有產品與業務市場需要的未來增長，以及這些產品與業務的機會，尤其是本公司的移動寬頻業務；(vi) 中國電信業未來監管與其他發展。

「預計」、「相信」、「可能」、「估計」、「打算」、「也許」、「尋求」、「將要」等與本公司相關的類似表達用於表達若干前瞻性聲明。本公司不打算也沒有義務更新這些前瞻性聲明。

本中期報告中載有的前瞻性聲明本質上存在重大風險與不確定性。另外，這些前瞻性聲明為反映本公司當前對未來事件的看法，並不是對本公司未來業績的擔保，且本公司並沒有該責任。實際結果可能與本前瞻性聲明中明確或隱含的內容存在實質性差異，這些差異是由許多因素所導致的，包括但不限於以下因素：

- 中國電信業監管體制與政策的變化，包括但不限於工業及信息化部(其承擔了原信息產業部的監管職能)、國有資產監督管理委員會，以及中國其他相關政府機構的監管政策的變化；

- 中央政府發放電信業務牌照引發的中國電信業的變化；

董事會認為於現階段常小兵先生與陸益民先生已在職能上達至上述職責區分的目的，而該安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。

(b) 根據守則條文A.4.1規定，非執行董事應按指定任期委任，並須接受重新選舉。本公司非執行董事並非按指定任期委任，但需根據本公司的章程細則於股東大會上輪值退任，並經股東重選。所有董事均輪值退任，至少每三年一次。

2. 董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市發行人董事進行證券交易的標準守則」而制訂其「董事進行證券交易的守則」。本公司已作出特定查詢，所有董事均確認彼等於二零一五年六月三十日止六個月內，一直遵守有關之證券交易守則。

3. 二零零二年美國薩班斯－奧克斯利法案(SARBANES-OXLEY ACT)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視索克斯法案404條款的合規要求，有關法案包括要求美國證券市場上市的非美國發行人，其管理層要對與財務報告相關的內部控制，出具報告和聲明。

有關的內部控制報告必需強調公司管理層對建立並維護充分和有效的與財務報告相關的內部控制的責任。管理層更須評估於年度結束時與財務報告相關的內部控制的有效性。根據索克斯法案404條款的要求，本公司管理層需就本公司於二零一四年十二月三十一日對與財務報告相關的內部控制的有效性進行評估。管理層的評估報告已載於本公司於二零一五年四月二十三日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零一四年十二月三十一日止年度之20-F表年報(「20-F表年報」)內。

4. 本公司企業管治制度與美國公司應遵循的紐約證券交易所上市規則有關企業管治規定的主要差異概述

作為一家同時在香港聯交所和紐約證券交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和公司條例(香港法例第622章)，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和索克斯法案。此外，本公司還須遵守紐約證券交易所上市規則中適用於非美國發行人的有關規定。但由於本公司為非美國發行人，無須完全遵從紐約證券交易所的所有有關企業管治的規定。

根據紐約證券交易所上市公司手冊第303A.11條規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約證券交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上及20-F表年報內予以披露。

響；審閱季度和中期財務資料，以及年度財務報表；與獨立審計師聯絡及討論在審計中發現的問題和建議；審閱獨立審計師給管理層的信函和管理層的回應；與管理層討論內部控制系統及審閱關於本公司內部控制程序相關的報告。

審計委員會已經與本公司管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論（包括審閱截至二零一五年六月三十日止六個月期間之中期財務資料）。

薪酬委員會

薪酬委員會成員包括張永霖先生、黃偉明先生、鍾瑞明先生及蔡洪濱先生（全部均為本公司之獨立非執行董事），並由張永霖先生出任薪酬委員會主席。

薪酬委員會的主要職責包括：審議及批准董事及高級管理人員的薪酬方案及架構；考慮董事及高級管理人員的薪酬組合，並向董事會作出建議；以及考慮及批准公司的股份期權計劃。薪酬委員會根據董事會與首席執行官簽訂的績效合同，對首席執行官進行考核並決定其年終花紅；首席執行官則對其他管理層成員進行考核，並決定其年終花紅，再交由薪酬委員會進行審議。此外，薪酬委員會亦會就其他執行董事的薪酬建議諮詢董事長。

提名委員會

提名委員會成員包括蔡洪濱先生、常小兵先生及鍾瑞明先生。除常小兵先生為本公司董事長兼首席執行官外，蔡洪濱先生及鍾瑞明先生各自均為本公司之獨立非執行董事。提名委員會主席由蔡洪濱先生出任。

提名委員會的主要職責包括：最少每年檢討董事會的架構、人數及組成（包括技能、知識及經驗方面），並就任何為配合公司策略而擬對董事會做出的變動提出建議；物色具備合適資格可擔任董事的人士，並就此向董事會提供意見；制訂、審閱並執行董事會成員多元化政策；評核本公司獨立非執行董事的獨立性；就董事委任或重新委任，以及董事繼任計劃的有關事宜向董事會提出建議；就首席執行官提名擔任本公司高級管理人員的人選及高級管理人員的調整向董事會提供意見。

企業管治

1. 遵守企業管治守則

本公司致力於保持高水準之企業管治。本公司於截至二零一五年六月三十日止六個月期間，除以下方面，均遵守上市規則附錄十四所載之《企業管治守則》（「守則」）的要求：

(a) 根據守則條文A.2.1規定，公司董事長與行政總裁的角色及職責應有區分，而不應由一人同時兼任。董事會理解守則條文A.2.1原則為將董事會的管理從公司的日常經營管理中清晰區分，以確保權力和授權分佈均衡。

本公司由常小兵先生出任董事長兼首席執行官，並由陸益民先生出任本公司總裁。常小兵先生一直負責主持董事會和公司業務發展戰略和運營、管理的所有重大事務，而陸益民先生則負責本公司日常運營和管理等方面的工作。

中期股息

董事會宣佈不派發截至二零一五年六月三十日止六個月期間的中期股息。

資產抵押

於二零一五年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保(二零一四年十二月三十一日：無)。

購回、出售或贖回公司上市股份

於截至二零一五年六月三十日止六個月期間，本公司或其附屬公司均沒有購回、出售或贖回本公司的任何上市股份。

董事會成員

於報告期間，本公司董事包括：

執行董事：

常小兵*(董事長兼首席執行官)*
陸益民
李福申
張鈞安

非執行董事：

Cesareo Alierta Izuel

獨立非執行董事：

張永霖
黃偉明
鍾瑞明
蔡洪濱
羅范椒芬
John Lawson Thornton(於二零一五年三月四日辭任)

董事資料之變更

以下是自本公司二零一四年年報刊發後若干董事資料的變更：

- 張鈞安先生被委任為中國聯合網絡通信集團有限公司董事。
- Cesareo Alierta Izuel先生被委任為Caixa d'Estalvis i Pensions de Barcelona "la Caixa" Banking Foundation之信託委員會成員。

審計委員會

審計委員會成員包括黃偉明先生、張永霖先生、鍾瑞明先生、蔡洪濱先生及羅范椒芬女士(全部均為本公司之獨立非執行董事)，並由黃偉明先生出任審計委員會主席。審計委員會所有成員皆符合適用法律、法規及條例中關於審計委員會成員的「獨立性」之要求。委員會主席為會計師，具有會計及財務管理的專長及經驗；委員會內另一名成員亦為會計師，擁有豐富的會計專業經驗。

審計委員會的主要職責包括：作為本公司與獨立審計師之間的主要代表，負責監察二者之間的關係；審議並批准獨立審計師的聘任、辭任和解聘；根據已確立的預審批框架預先批准由獨立審計師提供的服務及其費用；監督獨立審計師的工作及確定非審計服務對審計師獨立性的潛在影

在本公司股本中的重大權益及淡倉

下表列出於二零一五年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人士(本公司的董事及行政總裁除外)於本公司的股份或相關股份中擁有的權益及淡倉：

	所持普通股		佔已發行
	直接持有	間接持有	股本百分比
(i) 中國聯合網絡通信集團有限公司(「聯通集團」)[1,2]	–	18,032,853,047	75.30%
(ii) 中國聯合網絡通信股份有限公司(「聯通A股公司」)[1]	–	9,725,000,020	40.61%
(iii) 中國聯通(BVI)有限公司(「聯通BVI」)[1]	9,725,000,020	–	40.61%
(iv) 中國聯通集團(BVI)有限公司(「聯通集團BVI」)[2,3]	8,082,130,236	225,722,791	34.69%

附註：

1. 由於聯通集團和聯通A股公司直接或間接控制聯通BVI股東大會三分之一或以上表決權，根據該條例，聯通BVI的權益被視為聯通集團和聯通A股公司持有的權益並因而已被納入其中。

2. 聯通集團BVI是聯通集團的全資子公司。根據該條例，聯通集團BVI的權益被視為聯通集團持有的權益並因而已被納入其中。

3. 聯通集團BVI直接持有8,082,130,236股本公司股份(佔已發行股本33.75%)。此外，根據該條例，聯通集團BVI被視為擁有其作為受託人代表一名中國股東持有的225,722,791股本公司股份(佔已發行股本0.94%)。

除上表所述外，於二零一五年六月三十日在按該條例第336條保存的名冊中，並無任何其他人士在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司的股本詳情載列於中期財務資料附註12。

董事在股份、相關股份或債券中的權益和淡倉

截至二零一五年六月三十日止，根據須要按《證券及期貨條例》(「該條例」)第352條保存的名冊所記錄，或根據「上市發行人董事進行證券交易的標準守則」另外向本公司及香港聯交所作出的通知，本公司董事於本公司或該條例所定義的任何其聯營公司的任何股份、相關股份或債券中持有的權益或淡倉如下：

董事	身份	持有本公司普通股數量	佔已發行股本之百分比
張永霖	實益擁有人(個人)	200,000	0.0008%
鍾瑞明	實益擁有人(個人)	6,000	0.0000%

除本文所披露者外，本公司或其任何控股公司或子公司，於截至二零一五年六月三十日止六個月期間的任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或其任何聯營公司(如該條例所定義)的股份或債券而獲得利益。

此外，除本文所披露者外，於二零一五年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司(如該條例所定義)的任何股份、相關股份或債務證券中擁有任何個人、家族、公司或其他權益或淡倉。

3. 董事、行政總裁及僱員於公司股份期權計劃下持有之權益

截至二零一五年六月三十日止六個月內及於二零一五年六月三十日，本公司無任何董事或行政總裁在本公司的任何股份期權計劃中擁有任何權益。

僱員於股份期權計劃下持有之權益詳情如下：

二零一五年一月一日有效期權數	3,540,000
期內變化	
行使	(108,000)
失效	(3,432,000)
二零一五年六月三十日有效期權數	–

附註：

1. 每一股份期權授予持有人認購一股股份的權利。

2. 根據股份期權計劃授予之股份期權詳情如下：

授予日期	行使價（港幣）	可行使期*
二零零六年二月十五日	6.35	二零零八年二月十五日至二零一五年二月十四日（股份期權授予部份的50%） 二零零九年二月十五日至二零一五年二月十四日（股份期權授予部份餘下的50%）

* 於二零一零、二零一一、二零一二年及二零一三年三月，董事會根據股份期權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於根據股份期權計劃中相關條款所規定的「強制性禁售」生效至二零一三年中，導致股份期權在「強制禁售期」內未能行使。

3. 截至二零一五年六月三十日止六個月內的股份期權行使詳情如下：

期權授予日	行使價格 港幣元	緊貼期權行使日期前的加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零六年二月十五日	6.35	12.88	685,800	108,000

二日期滿。二零一四股份期權計劃期滿後，不得根據二零一四股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬二零一四股份期權計劃的規定所要求，二零一四股份期權計劃的規定則繼續完全生效及有效。根據二零一四股份期權計劃：

(1) 股份期權可授予員工，包括所有董事；

(2) 向公司的關連人士(定義見上市規則)授予股份期權，必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准，並且所有向關連人士的授出須符合上市規則的要求，包括在必要時尋求股東批准；

(3) 可能授出的股份期權涉及的最高股份總數應根據下列公式計算：

N = A - B - C

其中：

「**N**」 為根據二零一四股份期權計劃可能授出的股份期權涉及的最高股份總數；

「**A**」 為根據二零一四股份期權計劃及本公司任何其他期權計到可能授出的股份期權涉及的最高股份總數，即採納二零一四股份期權計劃之日已發行股份總數的10%；

「**B**」 為根據二零一四股份期權計劃已授出的股份期權涉及的最高股份總數；及

「**C**」 為根據本公司任何其他期權計劃已授出的股份期權涉及的最高股份總數。

在確定根據二零一四股份期權計劃可能授出的股份期權涉及的最高股份總數時，根據二零一四股份期權計劃及本公司任何其他期權計劃的條款作廢的期權涉及的股份將不會計算在內。

(4) 期權期自發出該股份期權的要約日後任何一日開始，但不得遲於自發出要約日起的十年；

(5) 認購價不得低於以下價格中較高者：

(a) 公司股份於股份期權要約日在香港聯交所的收盤價；及

(b) 公司股份於緊接要約日之前的五個交易日在香港聯交所的收盤價的平均價；

(6) 在任何12個月期間，根據二零一四股份期權計劃可向任何二零一四股份期權計劃參與者發出的股份期權項下的股份數量(包括已行使及未行使的股份期權)不得超過本公司已發行股本之1%；及

(7) 每項授予應付的價款為港幣1.00元。

自採納二零一四股份期權計劃後，並無授出任何股份期權。

公司股份期權計劃

1. 股份期權計劃

本公司於二零零零年六月一日採納了一份股份期權計劃，並於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日進行了修訂(「股份期權計劃」)。股份期權計劃旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，並已於二零一零年六月二十一日期滿。股份期權計劃期滿後，不得根據股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬股份期權計劃的規定所要求，股份期權計劃的規定則繼續完全生效及有效。根據股份期權計劃：

(1) 股份期權可授予員工，包括本公司的所有董事(「董事」)；

(2) 向公司的關連人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))授予股份期權，必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准；

(3) 所授股份期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%；

(4) 期權期自發出該股份期權的要約日後任何一日開始，但不得遲於自發出要約日起的十年；

(5) 認購價不得低於以下價格中較高者：

(a) 股份面值(如適用)；

(b) 公司股份於股份期權要約日在香港聯合交易所有限公司(「香港聯交所」)的收盤價；及

(c) 公司股份於緊接要約日之前的五個交易日在香港聯交所的收盤價的平均價；

(6) 在任何12個月期間，根據股份期權計劃可向任何股份期權計劃參與者發出的股份期權項下的股份數量(包括已行使及未行使的股份期權)不得超過本公司已發行股本之1%；及

(7) 每項授予應付的價款為港幣1.00元。

由於股份期權計劃已期滿，不得根據股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬股份期權計劃的規定所要求，股份期權計劃的規定則繼續完全生效及有效。

截至二零一五年六月三十日止六個月內，根據股份期權計劃授予之每份股份期權的行使價為港幣6.35元之108,000份股份期權被行使及3,432,000份股份期權失效。

截至二零一五年六月三十日止，並無根據股份期權計劃已授出並繼續有效的股份期權。

2. 二零一四股份期權計劃

本公司於二零一四年四月十六日採納了一份新的股份期權計劃(「二零一四股份期權計劃」)。二零一四股份期權計劃旨在承認某些人員對本公司所作的貢獻，吸引並保留最佳工作人員，以促進本公司業務的成功。二零一四股份期權計劃自二零一四年四月二十二日起生效及有效，為期十年，並將於二零二四年四月二十



致中國聯合網絡通信(香港)股份有限公司董事會
(於香港註冊成立的有限公司)

引言

我們已審閱列載於第8頁至第39頁中國聯合網絡通信(香港)股份有限公司的中期財務資料,此中期財務資料包括中國聯合網絡通信(香港)股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零一五年六月三十日的未經審核簡明合併中期資產負債表與截至該六個月期間的相關未經審核簡明合併中期損益表、簡明合併中期綜合收益表、簡明合併中期權益變動表和簡明合併中期現金流量表以及附註解釋。香港聯合交易所有限公司證券上市規則規定,就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)或香港會計師公會頒佈的香港會計準則第34號「中期財務報告」(「香港會計準則第34號」),視乎該公司是否根據《國際財務報告準則》或《香港財務報告準則》編製其年度財務報表。因貴集團按《國際財務報告準則》及《香港財務報告準則》編製年度財務報表,貴公司董事須負責根據國際會計準則第34號及香港會計準則第34號編製及列報該等中期財務資料。

我們的責任是根據我們的審閱對中期財務資料作出結論,並按照我們雙方所協議的應聘條款,僅向全體董事會報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號-「獨立核數師對中期財務信息的審閱」進行審閱。中期財務資料審閱工作包括向主要負責財務會計事項的人員作出查詢,並採用分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行的審核範圍為小,所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作,我們並沒有注意到任何事項,使我們相信於二零一五年六月三十日及截至該日止期間的中期財務資料在所有重大方面沒有按照《國際會計準則》第34號「中期財務報告」及香港會計準則第34號「中期財務報告」編製。

畢馬威會計師事務所
執業會計師
香港中環遮打道10號
太子大廈8樓

二零一五年八月二十一日

（單位：除另有説明外，均以人民幣百萬元為單位）

33. 或然事項及承諾

33.1 資本承諾

於二零一五年六月三十日及二零一四年十二月三十一日，本集團的資本承諾主要是與電信網絡建設相關，具體如下：

	二零一五年六月三十日			二零一四年十二月三十一日
	土地及房屋建築物	設備	合計	合計
經授權並已簽訂合同	–	18,232	18,232	18,803
經授權但未簽訂合同	15,549	25,471	41,020	33,202
	15,549	43,703	59,252	52,005

33.2 經營租賃承諾

於二零一五年六月三十日及二零一四年十二月三十一日，本集團於未來支付之不可撤銷經營租賃最低租賃付款額如下：

	二零一五年六月三十日			二零一四年十二月三十一日
	土地及房屋建築物	設備	合計	合計
租賃到期日：				
– 不超過一年	2,836	590	3,426	4,332
– 超過一年但不超過五年	5,013	1,234	6,247	7,329
– 超過五年	1,797	133	1,930	2,287
	9,646	1,957	11,603	13,948

33.3 或然事項

於二零一五年六月三十日止，本集團沒有重大或然事項及重大財務擔保。

34. 財務資料的通過

本未經審核簡明合併中期財務資料已於二零一五年八月二十一日經董事會批核。

（單位：除另有説明外，均以人民幣百萬元為單位）



32. 關連交易（續）

32.1 與聯通集團及其子公司的關連交易（續）

(b) 應收及應付聯通集團及其子公司款

於二零一四年十二月三十一日，應付聯通集團子公司款包括應付聯通集團BVI 6.00億港元（等值人民幣4.73億元）短期無抵押貸款，年利率為香港銀行同業拆息加2.30%。該貸款已於二零一五年五月全部償還。

於二零一四年十二月三十一日，應付聯通集團款項包括無抵押委託貸款人民幣13.44億元，年利率為5.40%。該貸款已於二零一五年六月全部償還。

於二零一四年十二月三十一日，應付聯通集團款項包括二零一一年收購聯通新時訊通信有限公司之應付對價約人民幣1.58億元。該應付對價已於二零一五年一月全部支付。

除上述短期貸款及委託貸款外，應收及應付聯通集團及其子公司之款項均為無抵押、免息、在需要時／根據合同條款要求償付，並根據上述附註(a)及所述與聯通集團及其子公司之正常業務交易過程中產生。

(c) 關聯公司承諾

於二零一五年六月三十日及二零一四年十二月三十一日，本集團根據不可撤銷經營租賃合同對聯通集團及其子公司確定的總未來最低租賃付款額如下：

	二零一五年 六月三十日	二零一四年 十二月三十一日
聯通集團及其子公司	**916**	930

（單位：除另有說明外，均以人民幣百萬元為單位）

32. 關連交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。聯通集團和中國政府不發佈用於公共目的之財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團提供電信服務是零售交易的一部份，因此可能與其他國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按照一致適用於所有客戶的商業條款進行。

管理層認為本集團在其日常交易中與若干國有企業之間存在重大交易，其中包括但不限於1)提供並接受電信服務，包括網間結算收入／支出；2)商品購買，包括使用公共設施及3)存款及貸款。本集團的電信網絡在很大程度上依賴於境內電信運營商的公共交換電話網絡和從境內電信運營商租賃的傳輸線路。這些交易按與第三方交易可比的條款或相關政府部門制定的國家標準進行且已反映在財務報表中。

管理層相信與關聯交易相關有價值的重要信息已充分披露。

32.1 與聯通集團及其子公司的關連交易

(a) 經常性交易

以下列表為本集團與聯通集團及其子公司之間進行的重大經常性交易。本公司董事認為，該等交易於正常業務中發生。

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
與聯通集團及其子公司的交易：		
電信增值服務支出	**22**	23
房屋租賃支出	**463**	473
通信資源租用支出	**136**	136
工程設計施工服務支出	**1,363**	649
共享服務支出	**53**	63
設備採購服務支出	**38**	31
末梢電信服務支出	**1,231**	1,049
綜合服務支出	**570**	184
綜合服務收入	**3**	10

於二零一三年十月二十四日，中國聯通運營公司和聯通集團訂立了新協議「二零一三年綜合服務協議」，以將若干持續關連交易續期。二零一三年綜合服務協議自二零一四年一月一日起至二零一六年十二月三十一日止為期三年，應付服務費與原協議的計算方法相同。在新協議下，若干交易的年度上限有所變化。

（單位：除另有説明外，均以人民幣百萬元為單位）



31. 公允價值估計（續）

(a) 以公允值計量的金融資產（續）

於活躍市場上交易的金融工具的公允價值以資產負債表日的市場報價為基礎。若報價可自交易所、證券商、經紀、行業團體、報價服務者、或監管代理方便及定期的獲得，且該等報價代表按公平交易基準進行的實際及常規市場交易時，該市場被視為活躍。本集團持有的金融資產的市場報價為當時買方報價。此等工具屬於第一層的工具，其主要包括已分類為以公允值計量經其他綜合收益入賬的金融資產的西班牙電信權益證券。

截至二零一五年及二零一四年六月三十日止六個月期間，並無金融工具於第一層及第二層公允價值層級之間的轉移，也無與第三層之間的轉移。本集團的政策是當公允價值發生層級間轉換時在報告日期末確認。

(b) 以非公允值列賬的金融資產及負債之公允值

於二零一五年六月三十日及二零一四年十二月三十一日，本集團的以攤銷成本計量的金融工具的賬面價值與其公允價值沒有重大差異。下表呈列其賬面價值、公允價值和公允價值層級。

	於二零一五年六月三十日之賬面價值	於二零一五年六月三十日之公允價值	於二零一五年六月三十日公允價值計量之層級			於二零一四年十二月三十一日之賬面價值	於二零一四年十二月三十一日之公允價值
			第一層	第二層	第三層		
非流動部份的長期銀行借款	389	354	–	–	354	420	392
中期票據	29,444	30,189	–	–	30,189	21,460	21,924
可換股債券	11,220	11,220	–	–	11,220	11,167	11,183
公司債券	2,000	2,051	–	–	2,051	2,000	2,045

非流動部份的長期銀行借款之公允價值以現金流量按市場年利率2.42%至3.65%（二零一四年十二月三十一日：2.34%至3.23%）來折現估算。

於二零一五年六月三十日中期票據之公允價值以預期的票據本金和支付利息的現金流量按市場利率3.82%至4.23%（二零一四年十二月三十一日：4.04%至4.60%）來折現估算。

可轉股債券之公允價值以未來現金流量按二零一五年六月三十日的國債收益率加根據本集團自身信貸風險調節的適當、固定的信用息差來折現估算。

公司債券之公允價值以現金流量按市場年利率3.26%（二零一四年十二月三十一日：4.60%）來折現估算。

除此之外，於二零一五年六月三十日及二零一四年十二月三十一日，由於本集團其他用攤銷成本計量的金融資產和金融負債之性質或其較短之到期日，其賬面價值與公允價值接近。

（單位：除另有說明外，均以人民幣百萬元為單位）

31. 公允價值估計（續）

(a) 以公允值計量的金融資產

下表利用估值法分析按公允價值入賬的金融工具，不同層級的定義如下：

- 第一層估值：在計量日可以取得相同資產或負債在活躍市場中未經調整的報價。
- 第二層估值：不能滿足第一層需要的可觀察輸入值，且不使用重要的不可觀察輸入值。無市場數據時為不可觀察輸入值。
- 第三層估值：以重要的不可觀察輸入值計量的公允價值。

以下表格呈列本集團於二零一五年六月三十日以公允值計量的資產：

	第一層	第二層	第三層	合計
經常性公允價值估計：				
以公允值計量經其他綜合收益入賬的金融資產				
– 權益證券				
– 上市	5,834	–	–	5,834
– 非上市	–	–	22	22
	5,834	–	22	5,856
其他資產				
– 權益證券				
– 非上市	–	–	35	35
合計	5,834	–	57	5,891

以下表格呈列本集團於二零一四年十二月三十一日以公允值計量的資產：

	第一層	第二層	第三層	合計
經常性公允價值估計：				
以公允值計量經其他綜合收益入賬的金融資產				
– 權益證券				
– 上市	5,879	–	–	5,879
– 非上市	–	–	23	23
	5,879	–	23	5,902
預付賬款及其他流動資產				
– 權益證券				
–上市	13	–	–	13
合計	5,892	–	23	5,915



30. 每股盈利

截至二零一五年及二零一四年六月三十日止六個月期間的每股基本盈利是按照本公司權益持有者應佔盈利除以各期間發行在外的普通股加權平均數計算。

截至二零一五年及二零一四年六月三十日止六個月期間的每股攤薄盈利是按照本公司權益持有者應佔盈利除以各期間就所有攤薄性的潛在普通股的影響作出調整後的發行在外普通股加權平均數計算。截至二零一五年六月三十日止六個月期間，所有攤薄性的潛在普通股股份來自於可換股債券。截至二零一四年六月三十日止六個月期間，所有攤薄性的潛在普通股股份來自於(i)經修訂後的股份期權計劃下授予的股份期權；(ii)經修訂後的特殊目的股份期權計劃下授予的股份期權；及(iii)可換股債券。

下表列示了每股基本盈利與每股攤薄盈利的計算：

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
分子(人民幣百萬元)：		
用來計算每股基本盈利的本公司權益持有者應佔盈利	**6,990**	6,689
可換股債券負債部份之估算財務費用	**105**	104
用來計算每股攤薄盈利的本公司權益持有者應佔盈利	**7,095**	6,793
分母(百萬股)：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**23,947**	23,800
因股份期權而產生的攤薄數量	**–**	45
因可換股債券而產生的攤薄數量	**953**	935
用來計算每股攤薄盈利的股份數量	**24,900**	24,780
每股基本盈利(人民幣元)	**0.29**	0.28
每股攤薄盈利(人民幣元)	**0.28**	0.27

31. 公允價值估計

本集團的金融資產主要包括現金及現金等價物、短期銀行存款、以公允值計量經其他綜合收益入賬的金融資產、應收賬款、應收通信終端銷售款項、應收關聯公司款和境內電信運營商款。本集團的金融負債主要包括應付賬款及預提費用、短期銀行借款、短期融資券、公司債券、中期票據、長期銀行借款、可換股債券、其他債務及應付最終控股公司款、關聯公司款及境內電信運營商款。

（單位：除另有説明外，均以人民幣百萬元為單位）

28. 以權益結算之股份期權計劃（續）

於資產負債表日，未行使的股份期權的信息摘要如下：

期權授予日	期權生效期	期權可行使期（附註i）	行使期權時每股支付價格	於二零一五年六月三十日未行使股份期權數目	於二零一四年十二月三十一日未行使股份期權數目
根據股份期權計劃授予之股份期權：					
二零零六年二月十五日	二零零六年二月十五日至二零零九年二月十五日	二零零八年二月十五日至二零一五年二月十四日	港幣6.35元	–	3,540,000
				–	3,540,000

附註i： 於二零一零、二零一一、二零一二年及二零一三年三月，董事會根據股份期權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於根據股份期權計劃中相關條款所規定的「強制性禁售」生效至二零一三年中，導致股份期權在「強制禁售期」內未能行使。

29. 股息

於二零一五年五月八日的年度股東大會上，本公司經股東批准派發二零一四十二月三十一日止年度的末期股息每普通股人民幣0.20元，合計約人民幣47.89億元（二零一三年十二月三十一日止年度：末期股息每普通股人民幣0.16元，合計約人民幣38.06億元），並在截至二零一五年六月三十日止六個月期間的留存收益扣減中反映。於二零一五年六月三十日，應付股息為應付聯通BVI的股息約人民幣9.20億元。

依據中國企業所得稅法的規定，除非外商投資企業之海外投資者被視為中國居民企業，外商投資企業在二零零八年一月一日或以後向其於海外企業股東宣派股息便需繳納10%之代扣所得稅。本公司於二零一零年十一月十一日獲取了由中國國家稅務總局的批准，批准本公司自二零零八年一月一日起被認定為中國居民企業。因此，於二零一五年六月三十日，本公司之中國境內子公司向本公司分配股利並未代扣所得稅，且在本集團之未經審核簡明合併財務資料中，對其中國境內子公司產生的累計尚未分配利潤也未計提遞延所得稅負債。

對於本公司的非中國居民企業股東（包括香港中央結算（代理人）有限公司），本公司在扣除非中國居民企業股東應付企業所得稅金額後，向其分派股息。且在宣派該等股息時，重分類相關之應付股息至應付代扣所得稅。此要求不適用於本公司股東名冊上以個人名義登記的股東。

（單位：除另有説明外，均以人民幣百萬元為單位）



28. 以權益結算之股份期權計劃（續）

未行使的股份期權數目的變動及有關加權平均行使價列示如下：

	截至六月三十日止六個月期間			
	二零一五年		二零一四年	
	平均行使價 每股港幣	股份期權 數目	平均行使價 每股港幣	股份期權 數目
期初餘額	**6.35**	**3,540,000**	6.61	174,498,077
失效	**6.35**	**(3,432,000)**	–	–
行使	**6.35**	**(108,000)**	6.55	(58,858,435)
期末餘額	**–**	**–**	6.64	115,639,642

截至二零一五年六月三十日止六個月期間，員工行使股份期權導致普通股股數增加108,000股（截至二零一四年六月三十日止六個月期間：58,858,435股），收到的現金約為人民幣100萬元（截至二零一四年六月三十日止六個月期間：約人民幣3.07億元）。

截至二零一五年六月三十日止六個月期間股份期權的詳細行使情況如下：

期權授予日	可行使價格 港幣元	緊貼期權行使日期前的加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零六年二月十五日	**6.35**	**12.88**	**685,800**	**108,000**
			685,800	**108,000**

於二零一五年六月三十日，沒有未行使的股份期權可予行使（二零一四年十二月三十一日：3,540,000股未行使的股份期權可予行使，加權平均行使價格為港幣6.35元）。

（單位：除另有説明外，均以人民幣百萬元為單位）

26. 淨其他收入

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
以公允價值計量經其他綜合收益入賬的金融資產之股利收入	180	220
其他	361	384
	541	604

27. 本公司與西班牙電信的相互投資

為加強本公司與西班牙電信之間的合作，本公司於二零零九年九月六日公告與西班牙電信訂立戰略聯盟協議及認購協議，據此，雙方有條件地同意通過購買另一方的股份向另一方作出相等於10億美元的投資。

於二零一一年一月二十三日，本公司與西班牙電信簽訂加強戰略聯盟協議：(a)西班牙電信以總代價5億美元，向第三方購買本公司普通股股份；及(b)本公司購買西班牙電信本身庫存擁有的21,827,499股普通股股份（「西班牙電信庫存股份」），購買上述全部西班牙電信庫存股份的總價為374,559,882.84歐元。於二零一一年一月二十五日，本公司已依照加強戰略聯盟協議完成對西班牙電信庫存股份的購買。於二零一一年，西班牙電信已完成對本公司的5億美元投資。

於二零一二年五月十四日，西班牙電信宣告派發股息。本公司選擇以股代息，並從而收取1,646,269股普通股股份，金額約人民幣1.46億元。

於二零一五年六月三十日，相關以公允值計量經其他綜合收益入賬的金融資產金額約為人民幣56.24億元（二零一四年十二月三十一日：約人民幣57.06億元）。截至二零一五年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值減少約為人民幣0.82億元（截至二零一四年六月三十日止六個月期間：增加約人民幣3.48億元）。扣除相關税務影響後的公允值淨減少約為人民幣0.62億元（截至二零一四年六月三十日止六個月期間：扣除相關税務影響後的公允值淨增加約為人民幣2.60億元），已記錄於未經審核簡明合併中期綜合收益表。

28. 以權益結算之股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃（「股份期權計劃」），向符合資格的員工授予股份期權，此等期權計劃的條款分別已於二零零二年五月，二零零七年五月及二零零九年五月作出修訂。

隨本公司與中國網通集團（香港）有限公司（「中國網通」）於二零零八年合併，本公司於二零零八年九月十六日採納了特殊目的股份期權計劃（「特殊目的股份期權計劃」），授予股份期權予於二零零八年十月十四日尚未行使之中國網通股份期權之持有人士，此等期權計劃的條款已於二零零九年五月作出修訂。

本公司於二零一四年四月十六日採納了一份新的股份期權計劃（「二零一四股份期權計劃」）。二零一四股份期權計劃自二零一四年四月二十二日起生效及有效，為期十年，並將於二零二四年四月二十二日期滿。自採納二零一四股份期權計劃後，並無授出任何股份期權。

（單位：除另有説明外，均以人民幣百萬元為單位）



24. 其他經營費用

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
計提壞賬準備和存貨跌價準備	2,373	2,088
信息通信技術服務成本	2,176	1,846
代理佣金	10,071	15,728
用戶獲取成本及廣告及業務宣傳費	1,401	3,481
客戶接入成本攤銷	1,848	2,147
用戶維繫成本	1,313	2,468
物業管理費	1,114	1,122
辦公及行政費	883	904
車輛使用費	828	951
税費	464	421
技術支撐費用	752	616
修理和維護費	386	419
其他	1,895	1,438
	25,504	33,629

25. 財務費用

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
財務費用：		
一 需於五年內償還的銀行借款利息	1,581	1,884
一 需於五年內償還的公司債券、中期票據及短期融資券利息	907	645
一 需於五年內償還的可換股債券利息	105	104
一 需於五年內償還的關聯公司借款利息	33	31
一 無需於五年內償還的銀行借款利息	2	2
一 減：於在建工程的資本化利息	(404)	(454)
利息支出合計	2,224	2,212
一 匯兑淨損失	855	358
一 其他	151	139
	3,230	2,709



（單位：除另有說明外，均以人民幣百萬元為單位）

21. 網絡、營運及支撐成本

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
修理及運行維護費	**6,220**	6,055
水電取暖動力費	**6,325**	6,349
網絡、物業、設備和設施經營性租賃費用	**5,868**	4,912
其他	**741**	719
	19,154	18,035

22. 僱員薪酬及福利開支

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
工資及薪酬	**14,090**	13,416
界定供款退休金	**1,921**	1,787
醫療保險	**810**	739
住房公積金	**1,095**	1,017
其他住房福利	**9**	10
	17,925	16,969

23. 銷售通信產品成本

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
手機及其他客戶終端產品	**24,840**	25,290
電話卡	**163**	337
其他	**77**	55
	25,080	25,682

（單位：除另有說明外，均以人民幣百萬元為單位）



20. 收入

於二零一四年六月一日前，服務收入和手機終端捆綁銷售收入需繳納3%至5%的營業税。單獨銷售通信產品收入需繳納17%的增值税。相關營業税金會抵減收入。

中國財政部及國家税務總局聯合印發日期為二零一四年四月二十九日的通知（「通知」），根據該通知自二零一四年六月一日起在境內開展電信業營業税改徵增值税。

該通知明確了電信業增值税具體應税服務範圍和税率。提供基礎電信服務，增值税税率為11%；提供增值電信服務，增值税税率為6%；通信產品銷售，增值税税率為17%。基礎電信服務是指提供語音通話服務的業務活動，以及出租或者出售帶寬、波長等網絡元素的業務活動；增值電信服務是指提供短信和彩信服務、電子數據和信息的傳輸及應用服務、互聯網接入服務等業務活動。增值税不包含於收入中。

收入的主要組成部份如下：

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
移動業務		
一 通話費及月租費	**24,535**	34,975
一 增值服務收入	**42,450**	39,353
一 網間結算收入	**5,933**	6,409
一 其他移動業務服務收入	**546**	606
移動業務服務收入合計	**73,464**	81,343
固網業務		
一 通話費及月租費	**5,780**	7,919
一 寬帶、數據及其他互聯網業務收入	**28,258**	26,066
一 網間結算收入	**1,814**	1,992
一 增值服務收入	**2,600**	1,988
一 網元出租收入	**4,834**	4,686
一 信息通信技術服務收入	**2,443**	2,055
一 其他固網業務服務收入	**458**	501
固網業務服務收入合計	**46,187**	45,207
其他服務收入	**616**	423
服務收入合計	**120,267**	126,973
銷售通信產品收入	**24,418**	22,596
	144,685	149,569

（單位：除另有說明外，均以人民幣百萬元為單位）

19. 應付賬款及預提費用

	二零一五年六月三十日	二零一四年十二月三十一日
應付工程建造商及設備供應商款	**76,732**	85,699
應付通訊產品供貨商款	**4,771**	6,076
用戶／建造商押金	**4,216**	4,129
應付修理及運維費	**4,571**	3,780
應付工資及福利費	**4,773**	4,565
應付利息	**1,171**	747
應付服務供貨商／內容供應商款	**1,259**	1,257
預提費用	**12,079**	10,636
其他	**3,522**	3,482
	113,094	120,371

應付賬款及預提費用的賬齡分析如下：

	二零一五年六月三十日	二零一四年十二月三十一日
六個月以內	**92,527**	104,334
六個月至一年	**11,093**	6,867
一年以上	**9,474**	9,170
	113,094	120,371

（單位：除另有説明外，均以人民幣百萬元為單位）



16. 公司債券

本集團於二零零七年六月八日發行總金額為人民幣20億元，票面年利率為4.50%，期限為十年的公司債券，並由中國銀行股份有限公司為本期債券提供公司擔保。

17. 短期銀行借款

	借款利率及最終到期日	二零一五年六月三十日	二零一四年十二月三十一日
人民幣銀行借款	固定年利率範圍由3.37%至5.04%（二零一四年十二月三十一日：3.62%至5.32%），至二零一五或二零一六年到期（二零一四年十二月三十一日：至二零一五年到期）	**48,161**	42,525
港幣銀行借款	浮動年利率為香港銀行同業拆息加1.15%至2.10%（二零一四年十二月三十一日：0.70%至2.10%），至二零一五年到期（二零一四年十二月三十一日：至二零一五年到期）	**26,830**	48,978
		74,991	91,503

18. 短期融資券

於二零一四年七月十五日，中國聯通運營公司完成發行總金額為人民幣100億元的二零一四年度第一期短期融資券，期限為365日，年利率為4.60%。

於二零一五年三月十九日，中國聯通運營公司完成發行總金額為人民幣100億元的二零一五年度第一期超短期融資券，期限為270日，年利率為4.40%。

(單位：除另有説明外，均以人民幣百萬元為單位)

15. 可換股債券

於二零一零年十月十八日，本公司之全資子公司億迅投資有限公司(「億迅」)，發行總本金額為1,838,800,000美元(按固定匯率1美元等值港幣7.7576元)年利率0.75%的有擔保可換股債券，該可換股債券於二零一五年十月到期並以本金100%贖回。債券之償還由本公司擔保並可以初步換股價每股港幣15.85元轉換為本公司普通股。換股價可根據於二零一零年十月十八日訂立的信託契據中規定的若干反攤薄及控制權變化之情況予以調整。由於本公司自可換股債券發行以後派發股息，換股價由港幣15.85元調整至港幣14.75元。債券持有人可於二零一零年十一月二十八日或之後任何時候直至二零一五年十月八日營業時間結束時(或倘該等可換股債券已於二零一五年十月十八日前被本公司要求贖回，則直至不遲於指定贖回日期7日前之營業時間結束時)，隨時行使換股權。億迅將依據債券持有人之選擇，於二零一三年十月十八日按本金額連同截至指定贖回日期應計而未支付的利息，贖回債券持有人之全部而非部份可換股債券債券(「認沽期權」)。債券持有人可發出通知以行使認沽期權的最後日期為二零一三年九月十八日。由於並無債券持有人於二零一三年九月十八日或之前發出行使認沽期權的通知以要求贖回其可換股債券，該權利已於該日失效。另外，於二零一三年十月十八日或該日之後至二零一五年十月十八日前，億迅可按本金額連同截至指定贖回日期應計而未支付的利息，贖回當時發行在外之全部而非部份可換股債券。

截至二零一五年及二零一四年六月三十日止六個月期間，可換股債券持有人並未將可換股債券轉換為本公司之股份，而億迅也未將可換股債券贖回。

負債部份之公允價值已於發行可換股債券時釐定，以相同期限但沒有換股特點債券之市場利率計算。剩餘數額，即面值(扣除直接發行成本)與負債部份之公允價值之差額，貸記入歸屬於本公司權益持有者項下之可換股債券儲備內。

已確認於未經審核簡明合併中期資產負債表內之可換股債券的計算如下：

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
負債部份之變動：		
期初餘額	**11,167**	11,002
減：已支付利息	**(42)**	(42)
加：負債部份之匯兑(收益)／損失影響	**(10)**	101
加：估算之財務費用	**105**	104
期末餘額	**11,220**	11,165

於二零一五年六月三十日，可換股債券之負債部份金額約18.35億美元(等值人民幣112.20億元)(二零一四年十二月三十一日：約18.25億美元(等值人民幣111.67億元))，是以現金流量並考慮直接發行成本之影響後按借貸年利率1.90%來折現計算。

（單位：除另有説明外，均以人民幣百萬元為單位）


13. 長期銀行借款（續）

於二零一五年六月三十日，約人民幣0.87億元（二零一四年十二月三十一日：約人民幣0.90億元）的長期銀行借款由第三方提供擔保。

長期銀行借款的還款計劃如下：

	二零一五年六月三十日	二零一四年十二月三十一日
到期金額：		
— 不超過一年	43	45
— 超過一年但不超過兩年	40	41
— 超過兩年但不超過五年	130	136
— 超過五年	219	243
	432	465
減：分類為流動負債部份	(43)	(45)
	389	420

14. 中期票據

於二零一四年四月三日，本公司訂立了一項中期票據計劃（「中期票據計劃」），在中期票據計劃下本公司可發售及發行本金總計人民幣100億元的票據。中期票據計劃下發行的票據將以人民幣計價並向美國以外的專業投資者發行。於二零一四年四月十六日，本公司按照中期票據計劃完成發行面額總計人民幣40億元的提取票據，期限為三年，年利率為4.00%。於二零一四年七月二十四日，本公司完成發行面額總計人民幣25億元的提取票據，期限為兩年，年利率為3.80%。

於二零一四年四月十六日，本公司之全資附屬公司中國聯合網絡通信有限公司（「中國聯通運營公司」）完成發行總金額為人民幣50億元的二零一四年度第一期中期票據，期限為三年，年利率為5.35%。

於二零一四年七月十四日，中國聯通運營公司完成發行總金額為人民幣50億元的二零一四年度第二期中期票據，期限為三年，年利率為4.84%。

於二零一四年十一月二十八日，中國聯通運營公司完成發行總金額為人民幣50億元的二零一四年度第三期中期票據，期限為三年，年利率為4.20%。

於二零一五年六月十五日，中國聯通運營公司完成發行總金額為人民幣40億元的二零一五年度第一期中期票據，期限為三年，年利率為3.85%。

於二零一五年六月十八日，中國聯通運營公司完成發行總金額為人民幣40億元的二零一五年度第二期中期票據，期限為三年，年利率為3.85%。

12. 股本

已發行及繳足股本：	股數 百萬股	股本	股本溢價	資本贖回儲備	合計
於二零一四年一月一日	23,782	2,328	175,204	79	177,611
前香港《公司條例》下隨期權行使而發行股份（附註28）	2	–	19	–	19
於二零一四年三月三日轉換為無面值股份制度	–	175,302	(175,223)	(79)	–
新香港《公司條例》下隨期權行使而發行股份（附註28）	163	1,471	–	–	1,471
於二零一四年十二月三十一日	23,947	179,101	–	–	179,101
新香港《公司條例》下隨期權行使而發行股份（附註28）	**–**	**1**	**–**	**–**	**1**
於二零一五年六月三十日	**23,947**	**179,102**	**–**	**–**	**179,102**

附註：根據新香港《公司條例》（第622章），過渡至無面值股份制度於二零一四年三月三日自動生效。於該日，根據新香港《公司條例》（第622章）附表11第37條，股本溢價及任何資本贖回儲備均納入股本。上述轉變對已發行股份的數量或任何成員的相對權利沒有影響。自該日起，所有對股本的轉變已根據新香港《公司條例》（第622章）第4部及第5部的相關要求。

13. 長期銀行借款

	借款利率及最終到期日	二零一五年 六月三十日	二零一四年 十二月三十一日
美元銀行借款	固定年利率範圍由無至5.00%（二零一四年十二月三十一日：無至5.00%）至二零三九年到期（二零一四年十二月三十一日：至二零三九年到期）	**318**	330
歐元銀行借款	固定年利率範圍由1.10%至2.50%（二零一四年十二月三十一日：1.10%至2.50%）至二零三四年到期（二零一四年十二月三十一日：至二零三四年到期）	**114**	135
小計		**432**	465
減：一年內到期部份		**(43)**	(45)
		389	420

（單位：除另有說明外，均以人民幣百萬元為單位）



11. 預付賬款及其他流動資產

預付賬款及其他流動資產（減去壞賬準備）之性質分析如下：

	附註	二零一五年 六月三十日	二零一四年 十二月三十一日
應收通信終端銷售款項	(i)	**2,662**	2,846
預付租金		**2,770**	2,639
押金及預付款		**1,954**	1,857
員工備用金		**61**	161
待抵扣增值税	(ii)	**3,065**	920
預繳企業所得税		**35**	342
其他		**1,011**	1,264
		11,558	10,029

(i) 本集團向顧客提供捆綁手機終端及通信服務的優惠套餐。該優惠套餐的合同總金額按照手機終端和通信服務公允價值在二者之間進行分配。對於第三方擔保的合約優惠套餐，根據以上相對公允價值法計算的銷售手機終端收入於該手機終端的所有權轉移至客戶時予以確認，並相應形成應收通信終端銷售款項。該應收通信終端銷售款項在合約期內用戶繳納月套餐使用費時逐漸收回，超過一年以內逐漸回收的應收款項已包括於長期其他資產中，金額為人民幣9.67億元（二零一四年十二月三十一日：人民幣11.95億元）（見附註8(i)）。

(ii) 根據中國財政部和國家税務總局發佈的財税[2014]43號文件，境內自二零一四年六月一日起開展電信業營業税改徵增值税（見附註20）。待抵扣增值税包括可在一年內抵扣的進項增值税及預繳增值税。

預付賬款及其他流動資產賬齡分析如下：

	二零一五年 六月三十日	二零一四年 十二月三十一日
一年以內	**11,326**	9,866
一年以上	**232**	163
	11,558	10,029

於二零一五年六月三十日，預付賬款及其他流動資產未發生重大減值。

(單位：除另有說明外，均以人民幣百萬元為單位)

8. 其他資產

	附註	二零一五年六月三十日	二零一四年十二月三十一日
購買軟件		**8,506**	9,100
預付設施租金、線路租賃費及電路租賃費		**6,536**	6,927
裝移機成本		**574**	663
開通寬帶用戶直接相關成本		**5,248**	3,762
其他	(i)	**2,494**	2,589
		23,358	23,041

(i) 該金額主要為應收通信終端銷售款項，該應收款項在合約期內逐漸收回。在一年以內逐漸收回的應收款項，已包括於預付賬款及其他流動資產中(見附註11(i))。

9. 存貨及易耗品

	二零一五年六月三十日	二零一四年十二月三十一日
手機及其他客戶終端產品	**5,005**	3,656
電話卡	**235**	237
易耗品	**328**	350
其他	**163**	135
	5,731	4,378

10. 應收賬款

	二零一五年六月三十日	二零一四年十二月三十一日
應收賬款	**24,555**	19,135
減：壞賬準備	**(6,357)**	(4,464)
	18,198	14,671

應收賬款賬齡分析如下：

	二零一五年六月三十日	二零一四年十二月三十一日
即期及一個月以內	**12,977**	11,447
一個月以上至三個月	**2,199**	1,738
三個月以上至一年	**4,338**	3,258
一年以上	**5,041**	2,692
	24,555	19,135

本集團對除滿足特定信用評估標準規定以外的個人客戶所授予之業務信用期一般為自賬單之日起30天。本集團對企業客戶所授予之業務信用期是基於服務合同約定條款，一般不超過1年。

由於本集團客戶數量龐大，故應收賬款並無重大集中的用戶信貸風險。

（單位：除另有說明外，均以人民幣百萬元為單位）



6. 所得稅（續）

淨遞延所得稅資產／（負債）變動如下：

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
抵銷後淨遞延所得稅資產：		
一期初金額	**6,215**	6,734
一（借記）／貸記入損益表的遞延所得稅	**(156)**	1,607
一貸記／（借記）入其他綜合收益的遞延所得稅	**11**	(82)
一期末金額	**6,070**	8,259
抵銷後淨遞延所得稅負債：		
一期初金額	**(17)**	(26)
一借記入損益表的遞延所得稅	**(1)**	(1)
一期末金額	**(18)**	(27)

7. 以公允值計量經其他綜合收益入賬的金融資產

	二零一五年六月三十日	二零一四年十二月三十一日
中國上市	**210**	173
非中國上市	**5,624**	5,706
非上市	**22**	23
	5,856	5,902

截至二零一五年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產之公允值減少約人民幣0.45億元（截至二零一四年六月三十日止六個月期間：增加約人民幣3.49億元）。扣除相關稅務影響後的公允值淨減少約人民幣0.34億元（截至二零一四年六月三十日止六個月期間：扣除相關稅務影響後的公允值淨增加約人民幣2.67億元）已被記錄於未經審核簡明合併中期綜合收益表。

（單位：除另有説明外，均以人民幣百萬元為單位）

6. 所得税

香港所得税乃根據截至二零一五年六月三十日止六個月期間預計應課税利潤按16.5%（截至二零一四年六月三十日止六個月期間：16.5%）税率計算。截至二零一五年六月三十日止六個月期間，香港境外應課税利潤的所得税乃根據本集團所屬營運地區的適用税率計算。本公司的子公司主要在中國大陸經營業務，所適用的法定企業所得税率為25%（截至二零一四年六月三十日止六個月期間：25%）。若干中國大陸子公司按15%優惠税率計算所得税（截至二零一四年六月三十日止六個月期間：15%）。

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
對本期預計的應課税利潤計提的所得税		
— 香港	**14**	19
— 香港境外	**1,832**	3,754
以前年度香港以外税款納税調整	**(61)**	(19)
	1,785	3,754
遞延所得税	**157**	(1,606)
所得税	**1,942**	2,148

適用法定税率與實際所得税率之間差異調節如下：

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
按中國法定税率	**25.0%**	25.0%
非税前列支之支出	**0.9%**	0.7%
以前年度納税調整	**(0.7%)**	(0.2%)
非應納所得税收入	**–**	(0.1%)
税率差異之影響	**(0.6%)**	(0.4%)
以前年度未確認的可抵扣税務虧損	**(2.2%)**	–
其他	**(0.7%)**	(0.7%)
實際所得税率	**21.7%**	24.3%

（單位：除另有説明外，均以人民幣百萬元為單位）



5. 固定資產（續）

	截至二零一四年六月三十日止六個月期間					
	房屋建築物	通訊設備	辦公設備、家俱、汽車及其他設備	租入固定資產改良支出	在建工程	合計
成本：						
期初餘額	64,915	848,445	18,669	3,930	59,096	995,055
本期增加	47	18	28	169	21,473	21,735
在建工程轉入	1,091	16,843	284	214	(18,432)	–
轉入其他資產	–	–	–	–	(2,013)	(2,013)
報廢處置	(11)	(5,659)	(203)	(229)	(2)	(6,104)
期末餘額	66,042	859,647	18,778	4,084	60,122	1,008,673
累計折舊及減值：						
期初餘額	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)
本期計提折舊	(1,574)	(32,345)	(772)	(390)	–	(35,081)
報廢處置	7	5,338	197	223	2	5,767
期末餘額	(25,808)	(551,399)	(13,279)	(2,136)	(122)	(592,744)
賬面淨值：						
期末餘額	40,234	308,248	5,499	1,948	60,000	415,929
期初餘額	40,674	324,053	5,965	1,961	58,972	431,625

截至二零一五年六月三十日止六個月期間，本集團確認了處置固定資產的損失約人民幣2.23億元（截至二零一四年六月三十日止六個月期間：損失約人民幣1.03億元）。

（單位：除另有説明外，均以人民幣百萬元為單位）

5. 固定資產

截至二零一五年及二零一四年六月三十日止六個月期間的固定資產變動如下：

	截至二零一五年六月三十日止六個月期間					
	房屋建築物	通訊設備	辦公設備、家俱、汽車及其他設備	租入固定資產改良支出	在建工程	合計
成本：						
期初餘額	68,768	882,834	19,108	4,429	58,739	1,033,878
本期增加	3	187	92	95	29,556	29,933
在建工程轉入	713	12,938	277	116	(14,044)	–
轉入其他資產	–	–	–	–	(1,217)	(1,217)
報廢處置	(13)	(10,521)	(265)	(95)	–	(10,894)
期末餘額	69,471	885,438	19,212	4,545	73,034	1,051,700
累計折舊及減值：						
期初餘額	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)
本期計提折舊	(1,644)	(32,269)	(789)	(434)	–	(35,136)
減值損失	–	(58)	–	–	(10)	(68)
報廢處置	13	9,803	226	86	–	10,128
期末餘額	(28,970)	(574,818)	(13,974)	(2,687)	(184)	(620,633)
賬面淨值：						
期末餘額	40,501	310,620	5,238	1,858	72,850	431,067
期初餘額	41,429	330,540	5,697	2,090	58,565	438,321

（單位：除另有説明外，均以人民幣百萬元為單位）



3. 重要會計政策

除下列所述外，編製本未經審核簡明合併中期財務資料採用之會計政策與截至二零一四年十二月三十一日止年度財務報表所採用之會計政策一致。

下列經修訂的準則於二零一五年一月一日起財務年度首次強制執行且適用於本集團：

- 經修訂的國際會計準則／香港會計準則19，「界定福利計劃：僱員供款」
- 國際財務報告準則／香港財務報告準則2010-2012週期年度改進
- 國際財務報告準則／香港財務報告準則2011-2013週期年度改進

上述修訂不會對本集團現行期間及以前期間業績及財務報表的編製和列示產生重大影響。

此外，國際會計準則理事會和香港會計師公會頒佈了若干於二零一五年一月一日以後的財政年度開始生效的新會計準則、會計準則修訂和闡釋，除國際財務報告準則／香港財務報告準則9「金融工具」外，本集團並未提前採用此等新會計準則、會計準則修訂和闡釋。管理層正在評估以上新會計準則、會計準則修訂及闡釋的影響並將於需要時在以後期間採用相關會計準則、會計準則修訂及闡釋。

4. 分部資料

本公司之執行董事已被認定為主要經營決策者。經營分部以主要經營決策者定期審閱用以分配資源及評估分部表現的內部報告為基礎進行辨別。

主要經營決策者根據內部管理職能分配資源，並以一個融合業務而非以業務之種類或地區角度進行本集團之業績評估。因此，本集團只有一個經營分部，無需列示分部資料。

本集團主要在中國大陸經營，所以沒有列示地區資料。在所有列報期間，本集團均沒有從單一外部客戶取得佔本集團收入總額的百分之十或以上的收入。

(單位：除另有說明外，均以人民幣百萬元為單位)

2. 編製基準(續)

本未經審核簡明合併中期財務資料應當結合本集團截至二零一四年十二月三十一日止年度的財務報表一併閱讀。本集團的金融風險管理(包括市場風險、信貸風險及流動性風險和資本風險管理)政策已載列於本公司二零一四年年報中的財務報表。截至二零一五年六月三十日止六個月期間，金融風險管理政策沒有重大改變。

中期財務報告中涉及作為比較信息的截至二零一四年十二月三十一日相關財務信息來源於本公司的法定年度合併財務報表，但不構成本公司的法定年度合併財務報表。根據新香港《公司條例》第436條(第622章)要求披露的法定財務報表的進一步資料披露如下：

根據新香港《公司條例》(第622章)第662(3)條及附表6的第3部份相關規定，本公司已向公司註冊處呈交截至二零一四年十二月三十一日止年度的財務報表。

本公司的審計師已就這些財務報表出具審計報告。審計師出具的是無保留意見的審計報告；其中不包含核數師在不出具保留意見的情況下以強調的方式提請使用者注意的事項；不包含根據新香港《公司條例》(第622章)第406(2)條，第407(2)或(3)條(或根據前香港《公司條例》(第32章)第141條列載的相若規定)作出的聲明。

(a) 持續經營假設

於二零一五年六月三十日，本集團的流動負債超出流動資產約為人民幣2,186億元(二零一四年十二月三十一日：約人民幣2,353億元)。考慮到當前全球經濟環境，以及本集團在可預見的將來預計的資本支出，管理層綜合考慮了本集團如下可獲得的資金來源：

- 本集團從經營活動中持續取得的淨現金流入；
- 循環銀行信貸額度及短期融資券、中期票據及公司債券註冊額度約為人民幣3,417億元，於二零一五年六月三十日，尚未使用之額度約為人民幣2,322億元；及
- 考慮到本集團的信貸記錄，從國內銀行和其他金融機構獲得的其他融資渠道。

此外，本集團相信能通過短、中、長期方式募集資金，並通過適當安排融資組合以保持合理的融資成本。

基於以上考慮，董事會認為本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零一五年六月三十日止六個月期間之未經審核簡明合併中期財務資料乃按持續經營基礎編製。

（單位：除另有說明外，均以人民幣百萬元為單位）



1. 公司架構及主要業務

中國聯合網絡通信（香港）股份有限公司（「本公司」）是於二零零零年二月八日在中華人民共和國（「中國」）香港特別行政區（「香港」）註冊成立的有限公司。本公司主營業務為投資控股。本公司的子公司主營業務為在中國提供移動和固網語音及相關增值服務、寬帶及其他互聯網相關服務、信息通信技術服務以及商務及數據通信服務。GSM移動語音、WCDMA移動語音、TD-LTE移動語音、LTE FDD移動語音及相關增值服務以下稱為「移動業務」。除移動業務外，上述其他業務以下統稱為「固網業務」。本公司及其子公司以下簡稱為「本集團」。本公司註冊地址是香港中環皇后大道中99號中環中心75樓。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其美國托存股份於二零零零年六月二十一日在紐約證券交易所上市。

本公司的主要股東為中國聯通(BVI)有限公司（「聯通BVI」）及中國聯通集團(BVI)有限公司（「聯通集團BVI」）。聯通BVI是被中國聯合網絡通信股份有限公司（「A股公司」，一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所上市）控股持有。A股公司則被中國聯合網絡通信集團有限公司（一家於中國成立的國有企業，以下簡稱「聯通集團」）控股持有。聯通集團BVI是聯通集團的全資子公司。因此，本公司董事認為聯通集團是本公司的最終控股公司。

2. 編製基準

本截至二零一五年六月三十日止六個月期間的未經審核簡明合併中期財務資料乃根據《香港聯合交易所有限公司證券上市規則》的適用披露要求及國際會計準則理事會頒佈的國際會計準則34「中期財務報告」編製。國際會計準則34與香港會計師公會頒佈的香港會計準則34「中期財務報告」一致，因此本未經審核簡明合併中期財務資料亦按香港會計準則34編製。

截至二零一四年十二月三十一日止年度的財務資料摘自本公司二零一四年年報內經審核的財務報表。

本截至二零一五年六月三十日止六個月期間的未經審核簡明合併中期財務資料未經審核，但已由本公司審計委員會審閱，同時亦由本公司的核數師按照香港會計師公會頒佈的《香港審閱工作準則》第2410號－「獨立核數師對中期財務信息的審閱」進行了審閱。



未經審核簡明合併中期現金流量表

截至二零一五年六月三十日止六個月期間

（單位：人民幣百萬元）

	附註	截至六月三十日止六個月期間	
		二零一五年	二零一四年
經營活動的現金流量			
經營活動所產生的現金		39,668	44,428
已付所得税		(1,388)	(2,699)
經營活動所產生的淨現金流入		38,280	41,729
投資活動的現金流量			
購入固定資產		(39,796)	(31,192)
其他投資活動的現金流量		(1,625)	(1,475)
投資活動所支付的淨現金流出		(41,421)	(32,667)
融資活動的現金流量			
支付股息予本公司權益持有者	29	(4,643)	(3,677)
其他融資活動的現金流量		(1,207)	(7,623)
融資活動所支付的淨現金流出		(5,850)	(11,300)
現金及現金等價物的淨減少		(8,991)	(2,238)
現金及現金等價物期初餘額		25,308	21,506
外幣匯率變動的影響		(5)	16
現金及現金等價物期末餘額		16,312	19,284
現金及現金等價物分析：			
現金結餘		2	4
銀行結餘		16,310	19,280
		16,312	19,284

第14頁至第39頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期權益變動表

截至二零一五年六月三十日止六個月期間

（單位：人民幣百萬元）

	歸屬於本公司權益持有者									
	普通股本	股本溢價	資本贖回儲備	以股份為基礎的僱員酬金儲備	投資重估儲備	法定儲備基金	可換股債券儲備	其他儲備	留存收益	總權益
於二零一四年一月一日餘額	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899
本期總綜合收益	–	–	–	–	267	–	–	1	6,689	6,957
前香港《公司條例》下以權益結算之股份期權計劃：										
－期權行使所發行的股份	–	19	–	(4)	–	–	–	(3)	–	12
於二零一四年三月三日轉換為無面值股份制度(附註12)	175,302	(175,223)	(79)	–	–	–	–	–	–	–
新香港《公司條例》下以權益結算之股份期權計劃：										
－期權行使所發行的股份	466	–	–	(97)	–	–	–	(74)	–	295
二零一三年股息(附註29)	–	–	–	–	–	–	–	–	(3,806)	(3,806)
於二零一四年六月三十日餘額	178,096	–	–	237	(3,496)	26,740	572	(43,492)	63,700	222,357
於二零一五年一月一日餘額	**179,101**	**–**	**–**	**29**	**(4,227)**	**27,906**	**572**	**(43,762)**	**67,922**	**227,541**
本期總綜合收益	**–**	**–**	**–**	**–**	**(34)**	**–**	**–**	**(4)**	**6,990**	**6,952**
新香港《公司條例》下以權益結算之股份期權計劃：										
－期權行使所發行的股份	**1**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1**
－期權失效之儲備間轉移	**–**	**–**	**–**	**(29)**	**–**	**–**	**–**	**–**	**29**	**–**
二零一四年股息(附註29)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(4,789)**	**(4,789)**
於二零一五年六月三十日餘額	**179,102**	**–**	**–**	**–**	**(4,261)**	**27,906**	**572**	**(43,766)**	**70,152**	**229,705**

第14頁至第39頁的附註為本未經審核簡明合併中期財務資料的一部份。



未經審核簡明合併中期綜合收益表

截至二零一五年六月三十日止六個月期間

（單位：人民幣百萬元）

	截至六月三十日止六個月期間	
	二零一五年	二零一四年
本期盈利	**6,990**	6,689
其他綜合收益		
不會重分類至損益表的項目：		
經其他綜合收益入賬的金融資產的公允值變動	**(45)**	349
經其他綜合收益入賬的金融資產的公允值變動之税務影響	**11**	(82)
經其他綜合收益入賬的金融資產的公允值變動，税後	**(34)**	267
淨設定受益負債重新計量之影響，税後	**3**	(3)
	(31)	264
日後可能重分類至損益表的項目：		
外幣報表折算差額	**(7)**	4
税後本期其他綜合收益	**(38)**	268
本期總綜合收益	**6,952**	6,957
應佔總綜合收益：		
本公司權益持有者	**6,952**	6,957

第14頁至第39頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期損益表



截至二零一五年六月三十日止六個月期間
（單位：人民幣百萬元，每股數除外）

	附註	截至六月三十日止六個月期間 二零一五年	二零一四年
收入	20	**144,685**	149,569
網間結算成本		**(6,558)**	(7,565)
折舊及攤銷		**(38,543)**	(36,882)
網絡、營運及支撐成本	21	**(19,154)**	(18,035)
僱員薪酬及福利開支	22	**(17,925)**	(16,969)
銷售通信產品成本	23	**(25,080)**	(25,682)
其他經營費用	24	**(25,504)**	(33,629)
財務費用	25	**(3,230)**	(2,709)
利息收入		**160**	135
應佔聯營公司虧損		**(460)**	–
淨其他收入	26	**541**	604
稅前利潤		**8,932**	8,837
所得稅	6	**(1,942)**	(2,148)
本期盈利		**6,990**	6,689
應佔盈利：			
本公司權益持有者		**6,990**	6,689
期內本公司權益持有者應佔盈利的每股盈利：			
每股盈利－基本（人民幣元）	30	**0.29**	0.28
每股盈利－攤薄（人民幣元）	30	**0.28**	0.27

第14頁至第39頁的附註為本未經審核簡明合併中期財務資料的一部份。



未經審核簡明合併中期資產負債表

二零一五年六月三十日
（單位：人民幣百萬元）

	附註	二零一五年六月三十日	二零一四年十二月三十一日
負債			
非流動負債			
長期銀行借款	13	**389**	420
中期票據	14	**29,444**	21,460
公司債券	16	**2,000**	2,000
遞延所得稅負債	6	**18**	17
遞延收入		**1,462**	1,497
其他債務		**176**	217
		33,489	25,611
流動負債			
短期銀行借款	17	**74,991**	91,503
短期融資券	18	**19,992**	9,979
一年內到期的長期銀行借款	13	**43**	45
可換股債券	15	**11,220**	11,167
應付賬款及預提費用	19	**113,094**	120,371
應交稅金		**905**	1,466
應付最終控股公司款	32.1	**309**	1,622
應付關聯公司款	32.1	**2,659**	3,542
應付境內電信運營商款		**1,792**	1,402
應付股利	29	**920**	771
遞延收入的流動部份		**420**	462
一年內到期的其他債務		**2,635**	2,698
預收賬款		**44,543**	46,892
		273,523	291,920
總負債		**307,012**	317,531
總權益及負債		**536,717**	545,072
淨流動負債		**(218,637)**	(235,346)
總資產減流動負債		**263,194**	253,152

第14頁至第39頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期資產負債表



二零一五年六月三十日
（單位：人民幣百萬元）

	附註	二零一五年六月三十日	二零一四年十二月三十一日
資產			
非流動資產			
固定資產	5	**431,067**	438,321
預付租賃費		**9,119**	9,211
商譽		**2,771**	2,771
聯營公司權益		**2,579**	3,037
合營公司權益		**1,011**	–
遞延所得稅資產	6	**6,070**	6,215
以公允值計量經其他綜合收益入賬的金融資產	7	**5,856**	5,902
其他資產	8	**23,358**	23,041
		481,831	488,498
流動資產			
存貨及易耗品	9	**5,731**	4,378
應收賬款	10	**18,198**	14,671
預付賬款及其他流動資產	11	**11,558**	10,029
應收關聯公司款	32.1	**9**	12
應收境內電信運營商款		**3,023**	2,120
短期銀行存款		**55**	56
現金及現金等價物		**16,312**	25,308
		54,886	56,574
總資產		**536,717**	545,072
權益			
歸屬於本公司權益持有者			
股本	12	**179,102**	179,101
其他儲備		**(19,549)**	(19,482)
留存收益			
－擬派2014年末期股息	29	**–**	4,789
－其他		**70,152**	63,133
總權益		**229,705**	227,541

資產負債情況

截至二零一五年六月三十日，公司的資產負債率由二零一四年十二月三十一日的58.3%下降至57.2%。債務資本率由二零一四年十二月三十一日的37.9%下降至37.6%。

附註1: *自二零一四年六月一日起，在中華人民共和國境內開展電信業營業稅改徵增值稅。*

附註2: *移動寬帶業務包含3G業務和4G業務。*

附註3: *包括網間結算成本、折舊及攤銷、網絡、營運及支撐成本、僱員薪酬及福利開支、銷售費用、銷售通信產品成本、其他經營及管理費、財務費用、利息收入、應佔聯營公司虧損及淨其他收入。*

附註4: *EBITDA反映了在計算財務費用、利息收入、應佔聯營公司虧損、淨其他收入、所得稅、折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務費用可能對具有類似經營成果的公司盈利產生重大影響。因此，公司認為，對於與集團類似的電信公司而言，EBITDA有助於對公司經營成果分析。*

收入

二零一五年上半年，公司實現營業收入人民幣1,446.9億元，同比下降3.3%；實現服務收入人民幣1,202.7億元，同比下降5.3%，主要是受「營改增[1]」銷項稅及公司營銷模式轉型影響。服務收入中，移動業務服務收入為人民幣734.6億元，同比下降9.7%；固網業務服務收入為人民幣461.9億元，同比增長2.2%。

隨著互聯網業務的快速發展，公司業務結構持續優化。移動寬帶業務[2]服務收入佔移動業務服務收入的比重由上年同期的66.9%上升至71.8%，固網寬帶業務服務收入佔固網業務服務收入的比重由上年同期的55.1%上升至58.4%。

成本費用[3]

二零一五年上半年，公司共發生成本費用人民幣1,357.5億元，同比下降3.5%。

公司持續增強網絡能力，資產規模進一步擴大，資產折舊及攤銷為人民幣385.4億元，同比增長4.5%。同時公司適度加大網絡運營投入，網絡、營運及支撐成本為人民幣191.5億元，同比增長6.2%。

公司深入推進營銷模式轉型，銷售費用為人民幣146.3億元，同比下降38.6%；移動寬帶業務終端補貼成本為人民幣12.2億元，佔移動寬帶業務服務收入的比重由上年同期的6.1%下降至2.3%。

公司網間結算成本為人民幣65.6億元，同比下降13.3%。

公司加大對基層員工的考核與激勵，僱員薪酬及福利開支為人民幣179.3億元，同比增長5.6%。

盈利情況

公司通過營銷模式轉型，提升銷售費用使用效率，努力緩解「營改增」的負面影響，二零一五年上半年，實現稅前利潤人民幣89.3億元，淨利潤人民幣69.9億元，同比增長4.5%，每股基本盈利為人民幣0.292元。EBITDA[4]為人民幣504.6億元，同比增長5.8%，EBITDA佔服務收入的百分比為42.0%，比上年同期提高4.4個百分點。

經營現金流及資本開支

二零一五年上半年，公司經營活動現金流量淨額為人民幣382.8億元，資本開支為人民幣298.3億元。

未來展望

當前，在經濟轉型升級的宏觀形勢下，國家對信息通信領域的重視和推進力度前所未有，信息通信業發展面臨新機遇。中國聯通將繼續深化實施「移動寬帶領先和一體化創新戰略」，鞏固和創造差異化服務優勢，主動適應變化，緊緊抓住機遇，加快用戶結構、消費結構、創新領域的發展轉型，推進公司實現持續快速發展。公司將大力推進面向4G的移動業務一體化經營，大力推進固網寬帶光纖化發展普及進程，推進公司在持續發展中加快提質升效。公司將進一步加快創新轉型步伐，聚焦雲計算、物聯網、大數據、移動互聯網等重點領域，大力推進中國聯通「互聯網+」行動計劃，加快全業務電子商務，深化流量經營和應用服務創新，打造新的差異化優勢、創造新的收入增長點。公司將進一步加快寬帶精品網絡建設，著力提升4G網絡的廣度和深度覆蓋，著力加快固網寬帶提速步伐，為經營發展提供強有力的網絡保障。公司將進一步加快集中統一運營，全面深化營銷體系、投資建設、用工分配、資源配置等重點領域改革，加快線上線下一體化進程，探索推進重點領域專業化、市場化運營，持續增強企業發展的活力和內生動力。

本公司對未來發展充滿信心，並將通過不懈努力，持續為股東創造更大價值。



常小兵
董事長兼首席執行官
香港，二零一五年八月二十一日

創新領域加快轉型。二零一五年上半年，公司緊緊抓住國家「互聯網+」戰略實施和行業信息化需求快速增長的有利契機，聚焦IDC與雲計算、ICT、物聯網等熱點業務領域，積極推進專業化運營，加大在教育信息化、汽車信息化、智慧城市等重點領域的行業應用拓展力度。上半年IDC及雲計算業務收入同比增長36.0%，達到人民幣34.3億元；ICT業務收入同比增長18.9%，達到人民幣24.4億元。與此同時，公司加快在新興領域的戰略佈局，聚焦互聯網金融的「招聯消費金融有限公司」已經開始規模經營，提供B2B垂直平台服務的「沃易購」上半年交易量達人民幣100億元，與西班牙電信合作的基於位置信息的大數據服務公司正在加快運營步伐。互聯網應用等新興領域的創新經營，將為公司拓展新的增長空間、積蓄新的發展動能。

網絡能力

二零一五年上半年，公司持續加快擴大移動寬帶網絡廣度覆蓋，優化深度覆蓋，打造優質的高速數據服務體驗，鞏固移動寬帶網絡領先優勢，上半年建設移動寬帶網絡基站27.2萬個，總數達到83.7萬個，初步實現4G網絡在主要區域的連續覆蓋。加快固網光纖寬帶網絡建設和改造，固網寬帶接入端口同比增長20.8%，其中FTTX端口滲透率達到83%。持續提升基礎承載網絡能力，網絡能力不斷增強。面向網絡演進，積極進行SDN、千兆光纖網等探索實驗和技術儲備，為公司持續發展提供有力保障。

統一運營

二零一五年上半年，公司以cBSS系統和「沃易購」平台為依托，深入推進產品、支撐、服務的集中統一運營，強化線上線下渠道的一體化協同，加強大數據分析和運用，在營銷響應、客戶服務、資源配置、運維支撐等方面有效提升了運營效率，企業集中統一運營能力持續提升，上下協同運作更加高效，差異化競爭優勢得到進一步鞏固和增強。得益於統一運營的差異化優勢，公司移動轉售業務發展始終保持行業領先，用戶市場份額接近90%。



轉型發展

用戶結構加快轉型。二零一五年上半年，公司加快推動營銷模式由傳統的數量增長向規模質量增長的轉變，重點以4G移動寬帶和光纖化固網寬帶發展為抓手，加快推進用戶結構的調整和優化。公司加快移動業務一體化運營步伐，全面開放4G網絡，大力推廣普及4G終端、全面加快2G/3G用戶向4G遷轉，加強增存並重的發展維繫產品體系建設，移動業務用戶和收入結構持續優化。上半年公司移動寬帶用戶累計淨增868萬戶，總數達到15,779萬戶，在移動用戶中的佔比達到54.5%，同比提升6.8個百分點。實現移動服務收入人民幣734.6億元，其中移動寬帶服務收入佔比達到71.8%，同比提升4.9個百分點。公司以全網光改為契機，加快光纖寬帶用戶發展，完善寬帶服務體系，固網寬帶業務保持快速增長。上半年固網寬帶服務收入同比增長8.5%，達到人民幣270.0億元；固網寬帶用戶同比增長4.7%，達到7,059.0萬戶。受固網寬帶業務增長帶動，固網服務收入同比增長2.2%，達到人民幣461.9億元，其中固網寬帶收入貢獻達到58.4%，固網業務結構進一步優化。公司發揮資源優勢，面向家庭用戶創新推出「智慧沃家」業務，打造全網絡、全終端、全業務的綜合信息服務解決方案，上半年累計發展「智慧沃家」用戶213萬戶。

消費結構加快轉型。公司緊緊抓住數據業務需求高速增長的發展機遇，加快驅動用戶消費從語音業務向數據業務的轉型升級，深化流量經營和應用創新，積極探索與互聯網公司開放合作，促進流量增長和價值提升。上半年公司移動手機用戶數據流量同比增長47.4%，移動寬帶手機用戶月戶均數據流量同比增長34.1%；移動服務收入中非語音佔比達到58.5%、固網服務收入中非語音佔比達到83.3%。




China
unicom中国联通

常小兵
董事長兼首席執行官

尊敬的各位股東：

首先，本人謹代表中國聯通董事會誠摯感謝全體股東及社會各界對公司的支持。二零一五年上半年，公司積極貫徹落實國家「互聯網+」行動計劃和「提速降費」等一系列重大戰略部署，強化網絡能力保障，積極調整用戶結構與消費結構，大力拓展創新型領域業務，深化實施統一運營，公司發展結構持續優化、企業效益穩步提升，差異化競爭優勢和綜合實力進一步增強。

整體業績

二零一五年上半年，公司積極順應行業政策和市場環境新變化，加快轉型發展，實現服務收入人民幣1,202.7億元，雖然同比下降5.3%，但發展質量和結構持續改善，移動寬帶和高速率固網寬帶收入佔比及貢獻持續提升，帶動非語音業務佔比同比提高8.8個百分點，達到68.3%。公司財務狀況保持穩健，上半年實現EBITDA人民幣504.6億元，同比增長5.8%；服務收入EBITDA率達到42.0%，同比提高4.4個百分點；實現淨利潤人民幣69.9億元，同比增長4.5%；自由現金流達到人民幣84.5億元。

目錄



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中期報告 2015